UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) December 15, 2019

INTERNATIONAL FLAVORS & FRAGRANCES INC.

(Exact Name of Registrant as Specified in Charter)

New York	1-4858	13-1432060
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

521 West 57th Street, New York, New York	10019
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (212) 765-5500

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value 12 1/2¢ per share	IFF	New York Stock Exchange
6.00% Tangible Equity Units	IFFT	New York Stock Exchange
0.500% Senior Notes due 2021	IFF 21	New York Stock Exchange
1.75% Senior Notes due 2024	IFF 24	New York Stock Exchange
1.800% Senior Notes due 2026	IFF 26	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

On December 15, 2019, International Flavors and Fragrances Inc. (“IFF”) and DuPont de Nemours, Inc. (“DuPont”) issued a joint press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”), by and among IFF, DuPont, Nutrition & Biosciences, Inc., a wholly owned Subsidiary of DuPont (“N&Bco”), and Neptune Merger Sub I Inc., a wholly owned Subsidiary of IFF (“Merger Sub I”). The full text of the joint press release issued in connection with the announcement is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein.

IFF also made available to employees, investors and other constituencies the materials included as Exhibits 99.2 through 99.14. Exhibits 99.1 through 99.14 are being furnished under Item 7.01 and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of such section, nor shall such exhibits be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Item 8.01	Other Events.

On December 15, 2019, IFF entered into the Merger Agreement, by and among IFF, DuPont, N&Bco, and Merger Sub I.

About IFF

At IFF (NYSE:IFF) (Euronext Paris:IFF) (TASE:IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at iff.com, Twitter, Facebook, Instagram, and LinkedIn.

About DuPont

DuPont (NYSE:DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety. More information can be found at www.dupont.com.

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&Bco”), a wholly owned subsidiary of DuPont de Nemours, Inc. (“DuPont”), and International Flavors & Fragrances Inc. (“IFF”), which will immediately follow the proposed separation of N&Bco from DuPont (the “proposed transaction”), N&Bco and IFF intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, N&Bco expects to file a registration statement in connection with its separation from DuPont. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&BCO AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF at the following:

DuPont Contact Information

DuPont Investors:	Media:
Lori Koch	Dan Turner
Lori.d.koch@dupont.com	Daniel.a.turner@dupont.com
+1 302-999-5631	+1 302-996-8372

IFF Contact Information

Michael DeVeau

Michael.DeVeau@iff.com

+1 212-708-1212

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding DuPont’s, IFF’s and N&Bco’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary tax or regulatory approvals, approval of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&Bco, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade or limitations applicable to the RMT structure, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&Bco being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&Bco, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the separation prior to the closing of the transactions could cause an adjustment to the cash distribution amount, (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) risks relating to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, including expenses incurred with respect to the investigations, the cost of any remedial measures or compliance programs arising out of the investigations, legal proceedings or government investigations that may arise relating to the subject of IFF’s investigations, and the outcome of any such legal or government investigations, such as the imposition of fines, penalties, orders, or injunctions, (24) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, including with respect to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (25) the impact of the outcome of legal claims, regulatory investigations and litigation, including any that may arise out of IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (26) the ability of N&Bco or IFF to retain and hire key personnel, (27) the risk that N&Bco, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (28) the risk that N&Bco and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (29) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, and (30) other risks to DuPont’s, N&Bco’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could result in a significant operational event for DuPont, N&Bco or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&Bco’s or IFF’s intellectual property rights; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy on Form S-4 to be filed by IFF and the registration statement on Form 10 to be filed by N&Bco. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Further lists and descriptions of risks and uncertainties can be found in each of IFF’s and DuPont’s Form 10-Q for the period ended September 30, 2019 and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in any registration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of IFF or N&Bco would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&Bco’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&Bco assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 11, 2019 and its definitive proxy statement filed with the SEC on May 1, 2019. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 18, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits

Exhibit Index

Number	Description

99.1	Joint Press Release of IFF and DuPont, dated December 15, 2019

99.2	Joint Investor Presentation of IFF and DuPont, dated December 16, 2019

99.3	Transcript of Joint Investor Call, dated December 16, 2019

99.4	DuPont Nutrition & Biosciences Business Infographic

99.5	DuPont Nutrition & Biosciences Business Profile

99.6	Video Transcript of December 15, 2019 Interview between Andreas Fibig, Chairman and Chief Executive Officer of IFF, and Edward Breen, Executive Chairman of DuPont

99.7	IFF Letter to Fine Fragrance Customers, dated December 15, 2019

99.8	IFF Letter to Scent Customers, dated December 15, 2019

99.9	IFF Social Media Posts, dated December 15, 2019

99.10	IFF Letter to Vendors, dated December 15, 2019

99.11	IFF Letter to Taste Customers, dated December 15, 2019

99.12	IFF Website Messaging, dated December 15, 2019

99.13	IFF Transaction Microsite FAQs, dated December 15, 2019

99.14	IFF Letter to Employees, dated December 15, 2019

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERNATIONAL FLAVORS & FRAGRANCES INC.

Dated: December 16, 2019	/s/ Richard A. O’Leary
	Name:	Richard A. O’Leary
	Title:	Executive Vice President and Chief Financial Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE IFF Contact Information Michael DeVeau Michael.DeVeau@iff.com +1 212-708-1212	DuPont Investors: Lori Koch Lori.d.koch@dupont.com +1 302-999-5631	DuPont Media: Dan Turner Daniel.a.turner@dupont.com +1 302-996-8372

IFF to Merge with DuPont’s Nutrition & Biosciences Business

Creates New Global Integrated Solutions Leader Serving Consumer-Oriented Food & Beverage, Home & Personal Care and Health & Wellness End Markets

The Deal Values the Combined Company at $45.4 billion on an Enterprise Value Basis, Reflecting a Value of $26.2 billion for the N&B business with Combined Pro Forma 2019 Revenue of more than $11 billion and $2.6 billion of EBITDA

Creates Significant Shareholder Value through Tax-Efficient Reverse Morris Trust Structure with Expected Cost Synergies of ~$300 million and Revenue Synergies of About $400 million by End of Year Three Post Close

#1 or #2 Market Positions in High-Value Ingredients Categories and Best-in-Class R&D Capabilities

Andreas Fibig to Serve as Chairman and CEO and Ed Breen Will Become Lead Independent Director; Combined Company Board to Consist of Directors from IFF and DuPont

IFF’s Largest Shareholder, at ~19% of Shares Outstanding, Has Agreed to Vote in Favor of the Transaction

Committed to Maintaining Investment Grade Balance Sheet and Expected to Delever Below 3.0x by Year Two Post Transaction Closing, While Maintaining IFF’s Existing Dividend Policy

NEW YORK and WILMINGTON, Del. – December 15, 2019 – IFF (NYSE: IFF) (Euronext Paris: IFF) (TASE: IFF) and DuPont (NYSE: DD) today announced that they have entered into a definitive agreement for the merger of IFF and DuPont’s Nutrition & Biosciences (N&B) business in a Reverse Morris Trust transaction. The deal values the combined company at $45.4 billion on an enterprise value basis, reflecting a value of $26.2 billion for the N&B business based on IFF’s share price as of December 13, 2019. Under the terms of the agreement, which has been unanimously approved by both Boards of Directors, DuPont shareholders will own 55.4% of the shares of the new company and existing IFF shareholders will own 44.6%. Upon completion of the transaction, DuPont will receive a one-time $7.3 billion special cash payment, subject to certain adjustments.

The combination of IFF and N&B creates a global leader in high-value ingredients and solutions for global Food & Beverage, Home & Personal Care and Health & Wellness markets, with estimated 2019 pro forma revenue of more than $11 billion and EBITDA of $2.6 billion, excluding synergies. The complementary portfolios will give the company leadership positions across key Taste, Texture, Scent, Nutrition, Enzymes, Cultures, Soy Proteins and Probiotics categories. The combined company’s global reach and enhanced set of capabilities will enable the creation of innovative solutions to respond to customer demands and increasing consumer preferences for natural, healthier, and “better for you” products.

“The combination of IFF and N&B is a pivotal moment in our journey to lead our industry as an invaluable innovation and creative partner for our customers. Together, we will create a leading ingredients and solutions provider with a broader set of capabilities to meet our customers’ evolving needs,” said IFF Chairman and CEO, Andreas Fibig. “With highly complementary portfolios, we will have global scale and leading positions in key growth categories to capitalize on positive market trends, drive strong profitable growth for our shareholders and create opportunities for our employees. I have been impressed by N&B’s management team, which shares our culture and values, and we look forward to welcoming them to the IFF family.”

“DuPont and IFF share long and successful histories of customer-driven innovation and cultures of excellence, which is why I am confident that N&B will be well-positioned for its next phase of growth. I am pleased to join the Board of the combined organization and remain involved in unlocking the potential of this new company,” said Ed Breen, Executive Chairman of DuPont. “We conducted a very thorough process leading us to the selection of IFF as the preferred strategic partner for N&B. I am excited about the future of the new company and all the opportunities it has for long-term value creation.”

Strategic Rationale

The new company will be ideally equipped to deliver in-demand differentiated solutions for more natural, healthy products to an expanded customer base spanning both large multinationals and fast-growing small and medium-sized customers.

•  Best-in-Class Innovation Portfolio Creates Differentiated Offering and Compelling Value Proposition – The company will be an immediate leader in the rapid consumer-driven industry evolution toward healthier, “better for you” products. With leading R&D and applications development capabilities and an expanded customer base, the combined company is expected to significantly increase customer speed to market, create new efficiencies in product development and provide critical consumer insights for next-generation products.

•  Leading Positions Across High-Value Added Ingredient Categories – The company will have #1 or #2 positions across attractive Taste, Texture, Scent, Nutrition, Cultures, Enzymes, Soy Proteins and Probiotics categories.

•  Highly Attractive Financial Profile – Shareholders will benefit from a highly profitable business with strong cash generation. The company expects to generate attractive top-line growth and enhanced margins with further benefit from cost synergies and revenue growth opportunities. The combined company will maintain IFF’s current dividend policy.

•  Shared Culture and Vision, a Strategic Asset to Execution – IFF and N&B are customer-focused organizations with cultures that emphasize science and creativity. The combined company will benefit from the best of both organizations’ experienced leaders and talented teams. Our shared commitment to sustainability, along with the combination of our complementary capabilities, will allow us to positively shape the evolution of the industry.

“My team and I are excited about the opportunity to build the new company and create a new world-class leader. Our expertise together with IFF will best position us to address customer needs and ultimately redefine our industry,” said N&B President, Matthias Heinzel. “IFF’s innovation and customer-centric culture is remarkably similar to ours and we look forward to working with them for a smooth integration of our two organizations.”

Governance and Management

Upon closing, the new company’s Board of Directors will consist of 13 directors: 7 current IFF directors and 6 DuPont director appointees until the Annual Meeting in 2022, when there will be 6 directors from each company. Andreas Fibig will continue to be the Chairman of the Board and an IFF appointee, he will also continue as Chief Executive Officer. The company will be headquartered in New York. DuPont Executive Chairman, Ed Breen, will join the board of the combined company as a DuPont appointee and will serve as Lead Independent Director starting June 1, 2021.

The new company will draw upon the best talent from both organizations. IFF and N&B will form an Integration Office composed of leaders from both companies.

Financial Benefits

The combined company will have a strong financial profile, including:

•  Pro forma revenues of more than $11 billion based on fiscal year 2019 estimated results

•  Adjusted EBITDA margin of ~23% pre-synergies and ~26% with run-rate cost synergies based on fiscal 2019 pro forma estimated results

•  Expected revenue growth rate in the mid-single digits over the long-term

•  Strong cash flow generation supporting an investment grade credit profile

•  Commitment to the continuation of IFF’s historical dividend policy

IFF expects to realize cost synergies of approximately $300 million on a run-rate basis by the end of the third year post-closing. These cost synergies will be driven by procurement excellence, streamlining overhead and manufacturing efficiencies. In addition, the combined company’s target is to deliver more than $400 million in run-rate revenue synergies, which would result in more than $175 million of EBITDA, driven by cross-selling opportunities and leveraging the expanded capabilities across a broader customer base.

IFF is committed to maintaining an investment grade rating and plans to delever from approximately 4.0x at transaction close to below 3.0x by year two following closing. Following the close of the transaction, IFF expects that substantially all of the debt of the combined company will be pari passu.

Guidance

IFF is affirming its existing 2019 full-year guidance. The company reconfirms its full-year projections for sales to be between $5.15 billion and $5.25 billion with adjusted EPS to be between $4.85 and $5.05 and adjusted EPS excluding amortization to be between $6.15 and $6.35.

DuPont reconfirms its expectations for total annual revenue of approximately $21.5 billion and an adjusted EPS[1] range of $3.77 to $3.82. DuPont expects operating EBITDA to be at the low end of the previously provided range, primarily driven by temporary supply chain disruptions in Safety & Construction (S&C) and Electronics & Imaging (E&I).

Transaction Details

The combination will be executed through a Reverse Morris Trust transaction. Upon completion, DuPont shareholders will own 55.4% of the combined company and IFF’s shareholders will own 44.6%. In addition, at the time of completion, DuPont will receive a one-time $7.3 billion cash payment, subject to adjustment. The transaction is expected to be tax-free to DuPont and its shareholders for U.S. federal income tax purposes.

Financing and Approvals

The transaction is subject to approval by IFF shareholders and other customary closing conditions, including regulatory approvals. As part of the transaction, IFF’s largest shareholder, Winder Investments, has agreed to vote in favor of the transaction. The parties target closing the deal by the end of the first quarter of 2021. IFF and N&B have obtained fully-committed debt financing from Morgan Stanley and Credit Suisse. The combined company is committed to maintaining an investment grade rating.

Advisors

Greenhill & Co. LLC and Morgan Stanley & Co. LLC are serving as IFF’s financial advisors and Cleary Gottlieb Steen & Hamilton LLP is serving as legal counsel. Credit Suisse Securities (USA) LLC and Evercore are serving as DuPont’s financial advisors and Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal counsel.

Conference Call Details

The two companies will host a joint conference call on Monday, December 16, 2019, at 7:30 am ET to discuss the announcement. The call will include a slide presentation and participants are encouraged to view the presentation via webcast at www.strongerinnovationtogether.com/investors.

The conference call may also be accessed by dialing: (877) 830-2586 (Toll Free) or (785) 424-1734 (International) and using the Conference ID: 121619. A replay will be available for approximately 90 days and can be accessed by dialing: (800) 839-4199 (Toll Free) or (402) 220-2989 (International).

Additional information about the combination of IFF and N&B can be found at www.strongerinnovationtogether.com.

About IFF

At IFF (NYSE:IFF) (Euronext Paris:IFF) (TASE:IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at iff.com, Twitter, Facebook, Instagram, and LinkedIn.

[1]   Adjusted EPS is on a pro forma basis and is a non-GAAP measure. Refer to the Reconciliation of Adjusted Earnings Per Share Outlook included in DuPont’s third quarter earnings announcement released on October 31, 2019 which can be found on the Investors section of our website.

About DuPont

DuPont (NYSE: DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety. More information can be found at www.dupont.com.

About DuPont Nutrition & Biosciences

DuPont Nutrition & Biosciences applies expert science to advance market-driven, healthy and sustainable solutions for the food, beverage, dietary supplement and pharmaceutical industries. We also use cutting-edge biotechnology across a range of markets to advance bio-based solutions to meet the needs of a growing population, while protecting our environment for future generations. We are innovative solvers who help our customers turn challenges into high-value business opportunities. For more information: www.dupontnutritionandhealth.com or www.biosciences.dupont.com.

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&Bco”), a wholly owned subsidiary of DuPont de Nemours, Inc. (“DuPont”), and International Flavors & Fragrances Inc. (“IFF”), which will immediately follow the proposed separation of N&Bco from DuPont (the “proposed transaction”), N&Bco, IFF, Neptune Merger Sub I Inc. (“Merger Sub I”) and Neptune Merger Sub II LLC (“Merger Sub II”) intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, N&Bco expects to file a registration statement in connection with its separation from DuPont. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&BCO, MERGER SUB I, MERGER SUB II AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF at the following:

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of

the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding DuPont’s, IFF’s and N&Bco’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, approval of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&Bco, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&Bco being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&Bco, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the separation prior to the closing of the transactions could cause an adjustment to the exchange ratio, (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) risks relating to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, including expenses incurred with respect to the investigations, the cost of any remedial measures or compliance programs arising out of the investigations, legal proceedings or government investigations that may arise relating to the subject of IFF’s investigations, and the outcome of any such legal or government investigations, such as the imposition of fines, penalties, orders, or injunctions, (24) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, including with respect to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (25) the impact of the outcome of legal claims, regulatory investigations and litigation, including any that may arise out of IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (26) the ability of N&Bco or IFF to retain and hire key personnel, (27) the risk that N&Bco, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (28) the risk that N&Bco and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (29) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, and (30) other risks to DuPont’s, N&Bco’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could result in a significant operational event for DuPont, N&Bco or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&Bco’s or IFF’s intellectual property rights; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy on Form S-4 to be filed by IFF and the registration statement on Form 10 to be filed by N&Bco. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Further lists and descriptions of risks and uncertainties can be found in each of IFF’s and DuPont’s Form 10-Q for the period ended September 30, 2019 and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in any registration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of IFF or N&Bco would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&Bco’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&Bco assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 11, 2019 and its definitive proxy statement filed with the SEC on May 1, 2019. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 18, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

Exhibit 99.2 IFF TO COMBINE WITH DUPONT NUTRITION & BIOSCIENCES Creates New Global Integrated Solutions Leader December 16, 2019Exhibit 99.2 IFF TO COMBINE WITH DUPONT NUTRITION & BIOSCIENCES Creates New Global Integrated Solutions Leader December 16, 2019

CAUTIONARY STATEMENT Cautionary Note on Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding DuPont’s, IFF’s and N&Bco’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, approval of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&Bco, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&Bco being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&Bco, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the separation prior to the closing of the transactions could cause an adjustment to the exchange ratio, (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) risks relating to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, including expenses incurred with respect to the investigations, the cost of any remedial measures or compliance programs arising out of the investigations, legal proceedings or government investigations that may arise relating to the subject of IFF’s investigations, and the outcome of any such legal or government investigations, such as the imposition of fines, penalties, orders, or injunctions, 2CAUTIONARY STATEMENT Cautionary Note on Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding DuPont’s, IFF’s and N&Bco’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, approval of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&Bco, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&Bco being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&Bco, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the separation prior to the closing of the transactions could cause an adjustment to the exchange ratio, (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) risks relating to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, including expenses incurred with respect to the investigations, the cost of any remedial measures or compliance programs arising out of the investigations, legal proceedings or government investigations that may arise relating to the subject of IFF’s investigations, and the outcome of any such legal or government investigations, such as the imposition of fines, penalties, orders, or injunctions, 2

CAUTIONARY STATEMENT (24) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, including with respect to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (25) the impact of the outcome of legal claims, regulatory investigations and litigation, including any that may arise out of IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (26) the ability of N&Bco or IFF to retain and hire key personnel, (27) the risk that N&Bco, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (28) the risk that N&Bco and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (29) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, and (30) other risks to DuPont’s, N&Bco’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could result in a significant operational event for DuPont, N&Bco or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&Bco’s or IFF’s intellectual property rights; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy on Form S-4 to be filed by IFF and the registration statement on Form 10 to be filed by N&Bco. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Further lists and descriptions of risks and uncertainties can be found in each of IFF’s and DuPont’s Form 10-Q for the period ended September 30, 2019 and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in any registration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of IFF or N&Bco would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&Bco’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&Bco assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Participants in the Solicitation This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 11, 2019 and its definitive proxy statement filed with the SEC on May 1, 2019. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 18, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available. 3CAUTIONARY STATEMENT (24) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, including with respect to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (25) the impact of the outcome of legal claims, regulatory investigations and litigation, including any that may arise out of IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (26) the ability of N&Bco or IFF to retain and hire key personnel, (27) the risk that N&Bco, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (28) the risk that N&Bco and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (29) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, and (30) other risks to DuPont’s, N&Bco’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could result in a significant operational event for DuPont, N&Bco or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&Bco’s or IFF’s intellectual property rights; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy on Form S-4 to be filed by IFF and the registration statement on Form 10 to be filed by N&Bco. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Further lists and descriptions of risks and uncertainties can be found in each of IFF’s and DuPont’s Form 10-Q for the period ended September 30, 2019 and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in any registration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of IFF or N&Bco would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&Bco’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&Bco assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Participants in the Solicitation This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 11, 2019 and its definitive proxy statement filed with the SEC on May 1, 2019. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 18, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available. 3

CAUTIONARY STATEMENT Additional Information and Where to Find It This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&Bco”), a wholly owned subsidiary of DuPont de Nemours, Inc. (“DuPont”), and International Flavors & Fragrances Inc. (“IFF”), which will immediately follow the proposed separation of N&Bco from DuPont (the “proposed transaction”), N&Bco, IFF, Neptune Merger Sub I Inc. (“Merger Sub I”) and Neptune Merger Sub II LLC (“Merger Sub II”) intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, N&Bco expects to file a registration statement in connection with its separation from DuPont. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&BCO, MERGER SUB I, MERGER SUB II AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF. 4CAUTIONARY STATEMENT Additional Information and Where to Find It This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&Bco”), a wholly owned subsidiary of DuPont de Nemours, Inc. (“DuPont”), and International Flavors & Fragrances Inc. (“IFF”), which will immediately follow the proposed separation of N&Bco from DuPont (the “proposed transaction”), N&Bco, IFF, Neptune Merger Sub I Inc. (“Merger Sub I”) and Neptune Merger Sub II LLC (“Merger Sub II”) intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, N&Bco expects to file a registration statement in connection with its separation from DuPont. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&BCO, MERGER SUB I, MERGER SUB II AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF. 4

TRANSACTION SUMMARY

Key takeaways

Structure	• IFF and DuPont Nutrition and Biosciences unit (N&B) to combine in a Reverse Morris Trust transaction valued at $26.2B[1] • Transaction value represents a multiple of ~18x 2019 estimated pro-forma EBITDA excluding synergies and a multiple of ~15x including cost synergies (~$300 million)
Ownership	• DuPont shareholders to own 55.4% of the pro forma company • IFF shareholders to own 44.6% of the pro forma company • Fixed ownership ratios, not subject to change post-signing
Financial Impact	• IFF & DuPont Nutrition & Biosciences would have more than $11B of pro forma 2019 sales and $2.6B of pro forma EBITDA, more than doubling the size of IFF • Expected pro forma net leverage of 4.0x Net Debt to EBITDA supporting a $7.3B special cash payment
Capital Structure & Financing	• Fully committed bridge financing for the transaction • Commitment to maintaining investment grade rating; reduce leverage <3.0x Net Debt to EBITDA by the end of 2 years post close • Commitment to maintaining quarterly dividend policy with no share repurchases until deleveraging targets are achieved • Substantially all of the debt of the combined company will be pari passu
Governance & Leadership	• Andreas Fibig, Chairman and Chief Executive Officer of IFF, to lead combined company • 7 current IFF directors and 6 DuPont director appointees until the Annual Meeting in 2022, when there will be 6 directors from each company, including DuPont's Executive Chairman who will become Lead Independent Director on June 1, 2021 • Experienced management teams with strong integration roadmap & capabilities
Closing	• IFF shareholder vote requires majority approval (>50%) of votes cast; no shareholder vote for DuPont • IFF's largest shareholder has agreed to vote in favor of the transaction • Targeted to close by end of Q1 2021, subject to customary closing conditions and regulatory authority approvals

Notes:
1. Based on IFF's share price as of December 13, 2019

5

A POWERFUL COMBINATION

Redefining the value-add ingredients industry

Combined Company

IFF

- A global leader in taste and scent
- Leading Natural capabilities
- Creative and R&D-led organization
- Broadest customer base with 60% of sales to local & regional customers (45% in Emerging Markets)
- Well positioned in fast-growing adjacencies (i.e., Food Protection, Inclusions, Health ingredients, Cosmetic Actives)
- Deep commitment to sustainability

Broader
Set of Ingredients and Solutions

Deeper
Innovation and R&D Platform

Shared
Focus on Consumer-Oriented End Markets

>$11B
Pro Forma 2019 Revenue

$2.6B
Pro Forma 2019 EBITDA

$550M+
2018 Pro Forma R&D Spend

DuPont N&B

- Leading value-added ingredients and solutions provider
- #1 or 2 positions in cultures, enzymes and probiotics
- Customer-led innovation and R&D focused organization
- Deep customer relationships across food, nutrition, pharma and HPC customers
- Extensive global sales & applications capability
- Deep commitment to sustainability and product stewardship

6

INDUSTRY LEADING FINANCIAL PROFILE

Strong platform for enhanced growth and margin expansion

RANKING OF PEERS BY 2018 REVENUE (PRE-SYNERGIES)



In USD Billions
11
7
6
6
4
IFF + N&B (1)
Peer 1
Peer 2
Peer 3 (2)
Peer 4

RANKING OF PEERS BY 2018 EBITDA MARGIN



Includes ~$300m of cost synergies
26%
23%
(Pre-Synergies)
23%
20%
20%
14%
IFF + N&B (1)(3)
Peer 1 (4)
Peer 2 (4)
Peer 3 (2)
Peer 4

Source: Company information, Factset, FX converted at average 2018 rate

1. IFF 2018 sales are pro forma for the acquisition of Frut
2. Peer 3 Pro forma sales and EBITDA based on latest 2018E broker consensus adjusted for a recent acquisition
3. EBITDA includes run-rate cost synergies
4. Financials reflect only nutrition portions of portfolios

7

TRANSACTION BENEFITS ALL STAKEHOLDERS

Competitive and thorough process leading to the selection of IFF

Significant value creation opportunities

- Compelling growth profile benefitting stakeholders and attractive value creation for shareholders over the short, medium and long term
- Will deliver **~$300 million in run-rate cost synergies** and **~$400 million in run-rate growth synergies**
- Creates the industry's broadest technology portfolio

Strong Corporate Governance

- Andreas Fibig to serve as Chairman & CEO
- Balanced board with equal composition from IFF and DuPont; Breen as Lead Independent Director
- Experienced senior leadership team with representation from both companies

Advances DuPont strategy of active portfolio management to unlock shareholder value

8

DUPONT N&B SNAPSHOT

Leader in Food Science and Biotechnology

Strong Financial Profile

~$6B

2019 Estimated Sales(1)

~24%

2019 Estimated Operating EBITDA Margin(1)(2)

#1 across active Food & Beverage segments

#1 in Probiotics

Diversified Revenue by Geography (2018A)



37%
30%
23%
10%

Global Scale

10,000+	70+	30+	10,000+
employees	manufacturing sites	technology and innovation centers	customers

(1) 2019 Estimated Sales and 2019 Estimated Operating EBITDA Margin based on mid-point of full-year segment guidance provided on October 31, 2019.

(2) Operating EBITDA is on a pro forma basis and is defined as earnings (i.e. income (loss) from continuing operations before income taxes) before interest, depreciation, amortization, nonoperating pension / OPEB benefits / charges, and foreign exchange gains / losses, excluding the impact of costs historically allocated to the materials science and agriculture businesses that did not meet the criteria to be recorded as discontinued operations and excluding significant items.

9

DUPONT N&B BUSINESS OVERVIEW

Innovation-driven portfolio of high-value, specialty ingredient businesses

	Nutrition & Biosciences Portfolio		
	Health & Biosciences 39%	**Food & Beverage** 48%	**Pharma Solutions** 13%
Business Overview	World-leading bioscience innovator serving attractive markets with sustainable and high-performance solutions	Broadest portfolio of natural and plant-based specialty food ingredients	Global leader of functional cellulosic polymers & seaweed derived excipients for pharma & dietary supplements
Product Segments	•Probiotics, HMO, Fibers •Cultures, Food Enzymes and Protection •Home & Personal Care Enzymes •Animal Feed Enzymes & Nutrition (probiotics) •Biorefinery Enzymes •Microbial Control	• Functional Solutions • Protein Solutions • Emulsifiers & Sweeteners	• Controlled and immediate release • API (Alginates)

End Markets Served


Food & Beverage (Specialty Food Ingredients)


Dietary Supplements


Home & Personal Care


Animal Nutrition


Pharma Excipients

Based on DuPont N&B's 2019 estimated portfolio.

10

IFF SNAPSHOT Global leader in natural taste, scent and nutrition Strong Financial Profile Diversified Revenue by Geography (2018A) ~$5B ~22% 41% 23% 2019 Estimated 2019 Estimated 22% Sales EBITDA Margin 14% #2 Flavors and Fragrances player Global Scale 60% ~20% 8% 110+ 39,000+ annual R&D spend as manufacturing sales from fast growing small & sales from faster growing customers percent of sales facilities mid-sized customers adjacencies 11IFF SNAPSHOT Global leader in natural taste, scent and nutrition Strong Financial Profile Diversified Revenue by Geography (2018A) ~$5B ~22% 41% 23% 2019 Estimated 2019 Estimated 22% Sales EBITDA Margin 14% #2 Flavors and Fragrances player Global Scale 60% ~20% 8% 110+ 39,000+ annual R&D spend as manufacturing sales from fast growing small & sales from faster growing customers percent of sales facilities mid-sized customers adjacencies 11

IFF BUSINESS OVERVIEW

Global leader in natural taste, scent and nutrition

IFF Portfolio	Scent	Taste	Nutrition & Ingredients
	37%	57%	6%
Business Overview	Range of natural & synthetic fragrance compounds & ingredients, and cosmetic actives for Home & Personal Care products	Range of flavor compounds and natural taste solutions for Food & Beverage industry	Suite of natural product offerings serving fast-growing small, mid-sized & private label customers
Product Segments	• Fine Fragrance • Consumer Fragrance • Cosmetic Active Ingredients • Fragrance Ingredients	• Flavor Compounds • Savory Solutions • Inclusions	• Natural Health Ingredients • Natural Food Protection • Natural Colors • Flavor Ingredients

End Markets Served


Food & Beverage


Home, Beauty & Personal Care


Dietary Supplements


Pharma

Based on IFF's 2019 estimated portfolio.

12

REDEFINING THE INDUSTRY TOGETHER Leading positions in Food & Beverage, Home & Personal Care, Health & Wellness A clear Shared Compelling Powerful Strength in leader focus value R&D shared in the categories on consumer- proposition platform cultures where we oriented end- to customers with clear path led by science compete markets in line with to deliver and creativity consumer differentiated demand offering 13REDEFINING THE INDUSTRY TOGETHER Leading positions in Food & Beverage, Home & Personal Care, Health & Wellness A clear Shared Compelling Powerful Strength in leader focus value R&D shared in the categories on consumer- proposition platform cultures where we oriented end- to customers with clear path led by science compete markets in line with to deliver and creativity consumer differentiated demand offering 13

LEADER ACROSS ATTRACTIVE MARKETS

Breadth of capability & exposure establishes strong competitive position

🏅 Category Leader Position
✓ Participates in the category

		IFF + DuPont N&B	Peer 1	Peer 2	Peer 3	Peer 4	Peer 5	Peer 6
Food & Beverage	Functional Solutions[1]	🏅	✓	✓				
	Emulsifiers & Lecithin	🏅		✓				
	Sweeteners[2]	🏅	✓					
	Plant Protein[2]	🏅		✓				
Health & Bioscience	Cultures	🏅	✓					🏅
	Probiotics	🏅		✓		✓		🏅
	Enzymes	🏅	✓	✓			🏅	✓
	Animal Nutrition[1]	✓	✓				✓	✓
Pharma	Excipients	🏅		✓				
	Nutraceuticals[1]	✓	✓		✓	✓		
Flavor & Fragrance	Flavors	🏅		✓	🏅	✓		
	Fragrances	🏅			🏅	✓		
	Cosmetic Ingredients[1]	✓	✓		✓	✓		

Evolving Customer Base Demands More Integrations Solutions from Their Suppliers

14

Source: Company information
1. Functional solutions, Animal Nutrition, Nutraceuticals and Cosmetic Ingredients are widely defined categories with limited traditional "leadership"
2. In relevant segments

HIGHLY COMPELLING POSITION WITH CUSTOMERS Clear path to become a partner of choice Strong Representation Across All Customer Sets Customer Type Global Multinational New & Emerging Brands; Regional Leaders Champions Private Label • Industry-leading innovation • In-depth consumer insights • End-to-end partner from idea to Combined capabilities • Strong presence in nearly all creation Company • Experience with high-growth markets • Reliability of scale player segments Value • R&D portfolio for world-class product • Global reach and industry leading • Speed-to-market development Proposition expertise • Efficiencies in development • Proven go-to-market model Focused on natural, Fast growing, focused on Growing need for integrated health, clean label, and traceability nutritional and healthy solutions Powerful Trends Partnering for growth & innovation Partnering for scale and global Partnering for rapid growth expansion and global expansion 15HIGHLY COMPELLING POSITION WITH CUSTOMERS Clear path to become a partner of choice Strong Representation Across All Customer Sets Customer Type Global Multinational New & Emerging Brands; Regional Leaders Champions Private Label • Industry-leading innovation • In-depth consumer insights • End-to-end partner from idea to Combined capabilities • Strong presence in nearly all creation Company • Experience with high-growth markets • Reliability of scale player segments Value • R&D portfolio for world-class product • Global reach and industry leading • Speed-to-market development Proposition expertise • Efficiencies in development • Proven go-to-market model Focused on natural, Fast growing, focused on Growing need for integrated health, clean label, and traceability nutritional and healthy solutions Powerful Trends Partnering for growth & innovation Partnering for scale and global Partnering for rapid growth expansion and global expansion 15

TECHNOLOGY & INNOVATION

Expanded capabilities through R&D and innovation platforms

Focused Technology & Innovation Platforms

NATURALS & BEYOND	DELIVERY SYSTEMS	MODULATION
BIOTECHNOLOGY	FOOD SCIENCE & APPLICATION	PHARMA EXCIPIENTS SCIENCE
INGREDIENTS	ACTIVE COSMETICS	HEALTH & NUTRITION
PROCESS TECHNOLOGY	ADVANCED ANALYTICAL SCIENCE	REGULATORY AFFAIRS & PRODUCT STEWARDSHIP

CHEMISTRY & MATERIAL SCIENCE

SUSTAINABILITY

Demand Across Shared End Markets

50+
Research, Creative & Application Centers

100s
Flavorists, Scent Design Managers and Perfumers, Chefs

>12K
Total Patents Granted & Filed

6
Master Perfumers

30+
Human Clinical Trials In Flight

3,000+
Scientists, Engineers, Technologists & Application

40+
Strategic University Partnerships

16

DIFFERENTIATED SOLUTIONS: A CLEAR ADVANTAGE

Complementary capabilities and expertise in shared end-markets

Demand Across Shared End-Markets

Food & Beverage



Health & Wellness



Home & Personal Care



Accelerates speed to market with enhanced outcomes

Illustrative Product Examples

- IFF Product Offering
- DuPont N&B Product Offering

Better Plant-Based Burger



- **Texturants** (Mouth feel)
- **Binders** ("Glue" ingredients together)
- **Plant-Based Protein** (Nutritional component)
- **Emulsifiers** (Bun yield)
- **System Blends** (Dairy-free cheese)
- **Flavor & Seasonings** (Taste)
- **Taste Modulation** (Bitterness & salt reduction)
- **Delivery Systems** (Flavor performance)
- **Natural Antioxidants** (Food protection)
- **Natural Color & Grill Mark** (For appearance & clean label)

Better Cold Water Laundry Detergent



- **Enzymes** (Fluidity, Stain removal, Malodor)
- **Microbial Control** (Antimicrobial & shelf-life)
- **Fragrance** (Scent & odor coverage)
- **Encapsulation** (Fit-for-purpose delivery and performance)

17

A NEW GLOBAL LEADER Differentiated product portfolio and balanced geographic footprint PRO FORMA PORTFOLIO– 2018A SALES PRO FORMA GEOGRAPHIC SPLIT – 2018A SALES Nutrition Greater Food & Taste Asia 3% Beverage 22% 26% EMEA 26% 35% Pro 2018 Forma Sales Latin 13% America 7% 17% Pharma Solutions Scent 21% 30% Health & North America Bioscience Source: Company information 1. IFF 2018 sales are pro forma for the acquisition of Frutarom, PF revenue split by region calculated by applying 2017 IFF geographical sales split to IFF 2018 standalone revenue figures and 2018PF Frutarom geographical split to Frutarom standalone 2018 figures 18A NEW GLOBAL LEADER Differentiated product portfolio and balanced geographic footprint PRO FORMA PORTFOLIO– 2018A SALES PRO FORMA GEOGRAPHIC SPLIT – 2018A SALES Nutrition Greater Food & Taste Asia 3% Beverage 22% 26% EMEA 26% 35% Pro 2018 Forma Sales Latin 13% America 7% 17% Pharma Solutions Scent 21% 30% Health & North America Bioscience Source: Company information 1. IFF 2018 sales are pro forma for the acquisition of Frutarom, PF revenue split by region calculated by applying 2017 IFF geographical sales split to IFF 2018 standalone revenue figures and 2018PF Frutarom geographical split to Frutarom standalone 2018 figures 18

SIGNIFICANT SYNERGY OPPORTUNITIES

Combination provides strong value creation

Cost Synergies	
MANUFACTURING EFFICIENCIES	~10%
STREAMLINING OVERHEAD	~40%
PROCUREMENT	~50%
Total Year 3	**~$300M**

Revenue Synergies	
LEVERAGE DIRECT TO CONSUMER DISTRIBUTION MODEL	~10%
ACCELERATE DUPONT N&B SOLUTIONS WITH TASTE	~25%
LEVERAGE IFF CUSTOMER BASE FOR DUPONT N&B CAPABILITIES	~25%
CROSS-SELL COMPLEMENTARY PRODUCTS & SOLUTIONS	~40%
Total Year 3	**~$400M**
EBITDA Impact	*~$175M*(1)

Cost to Achieve Year 3 Synergy Target: ~$355M(2)

Notes:
1. Excludes c. $30M of opex reinvestment
2. Excludes $40M of capex synergies

19

PRO FORMA CAPITAL STRUCTURE • Pro forma leverage of • Commitment to maintaining approximately 4.0x net investment grade credit debt / adjusted EBITDA at rating close • Targeting deleveraging • Commitment to current <3.0x by year two post- dividend policy transaction close 20PRO FORMA CAPITAL STRUCTURE • Pro forma leverage of • Commitment to maintaining approximately 4.0x net investment grade credit debt / adjusted EBITDA at rating close • Targeting deleveraging • Commitment to current <3.0x by year two post- dividend policy transaction close 20

LONG-TERM OUTLOOK Compelling upside driven by base plans and synergies 1 Mid single-digit topline growth 2 Significant margin enhancement 3 High single-digit EBITDA growth 4 Highly cash generative business 21 Financial TargetsLONG-TERM OUTLOOK Compelling upside driven by base plans and synergies 1 Mid single-digit topline growth 2 Significant margin enhancement 3 High single-digit EBITDA growth 4 Highly cash generative business 21 Financial Targets

IFF & DUPONT N&B INTEGRATION

Shared experience in integration execution with ample time for planning

SHARED CULTURE AND FOCUS ON INTEGRATION

- Disciplined process-oriented companies
- Full year for joint planning process
- Both teams bring depth of experience
- Plan to establish integration team with leaders from both organizations

TIMING ALIGNMENT WITH FRUTAROM INTEGRATION


H1 2020: Procurement Savings Completed
Q3 2020: Business Integration Completed
Q4 2020: 90% Sites Consolidated
FRUTAROM
DUPONT N&B INTEGRATION
Q1 2020: Start DuPont N&B Integration Planning
Q1 2021: Day 1 Execution
2021+: Ongoing Integration Milestones

Leverage strengths from each company

22

A POWERFUL COMBINATION

Redefining the value-add ingredients industry

Combined Company

IFF

- A global leader in taste and scent
- Leading Natural capabilities
- Creative and R&D led organization
- Broadest customer base with 60% of sales to local & regional customers (45% in Emerging Markets)
- Well positioned in fast-growing adjacencies (i.e., Food Protection, Inclusions, Health ingredients, Cosmetic Actives)
- Deep commitment to sustainability

Broader
Set of Ingredients and Solutions

Deeper
Innovation and R&D Platform

Shared
Focus on Consumer-Oriented End Markets

>$11B
Pro Forma 2019 Revenue

$2.6B
Pro Forma 2019 EBITDA

$550M+
2018 Pro Forma R&D Spend

DuPont N&B

- Leading value-added ingredients and solutions provider
- #1 or 2 positions in cultures, enzymes and probiotics
- Customer-led innovation and R&D focused organization
- Deep customer relationships across food, nutrition, pharma and HPC customers
- Extensive global sales & applications capability
- Deep commitment to sustainability and product stewardship

23

IFF TO COMBINE WITH DUPONT NUTRITION & BIOSCIENCES Creates New Global Integrated Solutions Leader December 16, 2019IFF TO COMBINE WITH DUPONT NUTRITION & BIOSCIENCES Creates New Global Integrated Solutions Leader December 16, 2019

APPENDIX: DUPONT FY2019 GUIDANCE R E AF F I R M S F Y 1 9 E P R O F O R M A AD J U S T E D E P S * O F $ 3 . 7 7 T O $ 3 . 8 2 Comments ➢ Macro-related weakness includes $0.39 ($0.49) impact of demand-driven softness, $4.05 2018 primarily in the T&I segment, as Discrete $3.80 ($0.17) $0.02 well as higher costs on lower Items(1) 2019 production volumes. Discrete Items(2) ➢ FY19 gains of ~$0.25 associated with customer settlements, licensing income and sales of the Solution OLED technology and DuPont Sustainable Solutions not Synergies & Pricing gains net Currency Other FY18 FY19E Other Cost of macro-related Headwinds expected to repeat in 2020. Pro forma Pro forma Savings, net weakness (*) (*)(3) Adj. EPS Adj. EPS of Inflation (organic growth) (1) FY18 Pro forma Adjusted EPS(*) includes discrete items of $0.29; ~$0.23 from customer settlements associated with the Hemlock Semiconductor JV, ~$0.03 associated with the sale of the Solutions OLED technology and ~$0.03 associated with a licensing arrangement. Discrete items are included in pro forma adjusted EPS given either their recurring nature to ongoing company performance or individually being below a threshold to be considered a significant item. (2) FY19E Pro forma Adjusted EPS(*) includes discrete items of $0.25; ~$0.11 from 2019 customer settlements associated with the Hemlock Semiconductor JV, ~$0.08 associated with the sale of the Solutions OLED technology, ~$0.03 associated with a licensing arrangement and ~$0.03 associated with the sale of the DuPont Sustainable Solutions business. Discrete items are included in pro forma adjusted EPS given either their recurring nature to ongoing company performance or individually being below a threshold to be considered a significant item. (3) FY19E pro forma adjusted EPS of $3.80 is the mid-point of the range of $3.77 - $3.82. * Adjusted EPS is on a pro forma basis and is a non-gaap measure. Refer to the Reconciliation of Adjusted Earnings Per Share Outlook included in DuPont’s third quarter earnings announcement released on October 31, 2019 25 which can be found on the Investors section of our website.APPENDIX: DUPONT FY2019 GUIDANCE R E AF F I R M S F Y 1 9 E P R O F O R M A AD J U S T E D E P S * O F $ 3 . 7 7 T O $ 3 . 8 2 Comments ➢ Macro-related weakness includes $0.39 ($0.49) impact of demand-driven softness, $4.05 2018 primarily in the T&I segment, as Discrete $3.80 ($0.17) $0.02 well as higher costs on lower Items(1) 2019 production volumes. Discrete Items(2) ➢ FY19 gains of ~$0.25 associated with customer settlements, licensing income and sales of the Solution OLED technology and DuPont Sustainable Solutions not Synergies & Pricing gains net Currency Other FY18 FY19E Other Cost of macro-related Headwinds expected to repeat in 2020. Pro forma Pro forma Savings, net weakness (*) (*)(3) Adj. EPS Adj. EPS of Inflation (organic growth) (1) FY18 Pro forma Adjusted EPS(*) includes discrete items of $0.29; ~$0.23 from customer settlements associated with the Hemlock Semiconductor JV, ~$0.03 associated with the sale of the Solutions OLED technology and ~$0.03 associated with a licensing arrangement. Discrete items are included in pro forma adjusted EPS given either their recurring nature to ongoing company performance or individually being below a threshold to be considered a significant item. (2) FY19E Pro forma Adjusted EPS(*) includes discrete items of $0.25; ~$0.11 from 2019 customer settlements associated with the Hemlock Semiconductor JV, ~$0.08 associated with the sale of the Solutions OLED technology, ~$0.03 associated with a licensing arrangement and ~$0.03 associated with the sale of the DuPont Sustainable Solutions business. Discrete items are included in pro forma adjusted EPS given either their recurring nature to ongoing company performance or individually being below a threshold to be considered a significant item. (3) FY19E pro forma adjusted EPS of $3.80 is the mid-point of the range of $3.77 - $3.82. * Adjusted EPS is on a pro forma basis and is a non-gaap measure. Refer to the Reconciliation of Adjusted Earnings Per Share Outlook included in DuPont’s third quarter earnings announcement released on October 31, 2019 25 which can be found on the Investors section of our website.

Exhibit 99.3

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Abernathy Macgregor

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8:00 am ET

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Abernathy Macgregor

12/16/19

8:00 am ET

Moderator:	Welcome to today’s conference call to discuss the combination of IFF to combine with DuPont Nutrition and Biosciences. At this time, all participants are on a listen-only mode. Later, you will have the opportunity to ask questions during the question and answer session. You may register to ask a question any time by pressing the *1 on your touchtone phone. You may withdraw yourself from the queue by pressing the # key. Please note this call may be recorded. At this time, I would like to turn the call over to Michael Deveau, head of Investor Relations at IFF. Please go ahead.

Michael Deveau:	Thank you. Good morning, good afternoon, and good evening everyone. Thank you for joining our call to discuss the combination of IFF and DuPont’s Nutrition and Bioscience business. As a reminder, this call is being recorded and the press release and slide presentation regarding today’s news are available on the IR section of IFF and DuPont’s respective websites, as well as our transaction website: www.strongerinnovationtogether.com.

Today’s presentation will include non-GAAP financial measures, which exclude those items that we believe affect comparability. A reconciliation of these non-GAAP financial measures to their respective GAAP measures is set forth in our press release that we issued today and is on our website. I would like to remind everyone that all statements made during the call that relate to future results and events, including the proposed

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Abernathy Macgregor

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8:00 am ET

transactions are forward-looking statements and are based on current expectations. Actual results and events could differ materially from those discussed here. Please refer to the information on the disclaimer slides in the presentation, as well as the additional information contained in the regulatory filings for both companies.

Presenting on the call today will be: Andreas Fibig, IFF’s Chairman and CEO; Ed Breen, Executive Chairman of DuPont; Matthias Heinzel, President of DuPont’s Nutrition and Bioscience business; and Rich O’Leary, IFF’s Executive Vice President and CFO. With that, I would now like to introduce Andreas.

Andreas Fibig:	Thank you Mike. Today is an extraordinary day for both IFF and DuPont’s Nutrition and Bioscience business and represents a pivotal moment in IFF’s strategic journey to create a new global leader in providing differentiated, integrated solutions to the food and beverage, health and wellness, and home and personal care markets.

We are extremely excited to combine the two customer-focused and consumer driven organizations with leading positions in high value categories. Together, we will have among the industry’s most robust and diverse set of products to deliver the innovation and growth to our customer’s demand and capitalize on increasing consumer demand for healthier, more natural ingredients and solutions.

I will take you through the highly compelling value we believe this combination will deliver to our business, our team and our shareholders, as well as the transaction terms that will outline the immediate value equation opportunities this powerful combination provides for DuPont’s

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Abernathy Macgregor

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shareholders and Matthias will talk through an overview of the N&B business. Rich will cover the financial outlook for the combined business and I will go through it by diving into our integration planning and how we will bring this vision to life.

Starting with slide 5. This combination is a true partnership of equals and has been unanimously approved by the boards of directors of IFF and DuPont. The transaction value values the N&B business at approximately $26.2 billion and the combined company at $45.4 billion on an enterprise value basis, based on IFF’s share price as of December 13, 2019.

Another term of the agreement, DuPont will receive a one-time $7.3 billion special cash payment subject to certain adjustments and DuPont’s shareholders will own 55.4% of the shares of the combined company. IFF’s shareholders will own 44.6% of the combined company. Once the transaction closes, I am pleased to say that I will be Chairman and CEO of the combined company. DuPont’s Executive Chairman, Ed Breen, will join the board as the DuPont appointee and become our Lead Independent Director in June of 2021. He will play a key role in integrating the businesses.

Moving to slide 6. This is a truly powerful combination. Consumer demands are shifting towards natural, health and wellness products and the combination of IFF and N&B will be among the only industry players able to lead and accelerate these trends. A key early move advantage.

IFF’s leadership and natural solutions and N&B’s leadership in clean label including cultures, enzymes, and soy proteins will be a vital component in the creating ingredients that meet consumer needs for better-for-you

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Abernathy Macgregor

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products. This is not about scale. This is about first move advantage. To redefine our industry and deliver what our customers demand. Our complementary product portfolio will be among the most balanced in the industry. Together, we will have one or two positions in high value, most in-demand ingredient categories across our shared markets of food and beverage, health and wellness and home and personal care.

Our team of more than 20,000 strong will have cutting edge innovation and powerful R&D and application development capabilities to create industry-leading solutions for our customers. This is a category redefining opportunity for IFF and N&B for our shareholders and our global teams. We will expand our region to 40,000 customers worldwide with a differentiated set of solutions to better serve both large multinationals and fast-growing small and medium size customers. By meeting our customer demands, we will be an invaluable partner to them and in turn generate strong financial returns for our shareholders.

Slide 7 outlines the compelling financial profile of the combined business with strong margins and prospects for enhanced growth and margin extension. On a pro forma basis, we estimate combined 2019 revenues to be greater than $11 billion and EBITDA to be $2.6 billion US, and we are targeting an adjusted EBITDA margin of approximately 23% pre-synergies and approximately 26% as we capture our cost synergies.

I would like now to turn it over to Ed to say a few words.

Ed Breen:

Great. Thanks, Andreas. Turning to Slide 8, I’m very pleased to be here today to announce the combination of these two strong businesses. We are creating an industry leader with the combined R&D engine, product

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Abernathy Macgregor

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portfolio and common cultures to deliver the natural, healthy, sustainable solutions customers increasingly demand. We all know how the food, beverage, health and wellness and personal and homecare industries are evolving. We’ve seen the pace of change, the growing consumer expectation for products across the range of industries we serve that are healthier, naturally sourced and more sustainable. Together, we will be able to deliver the solutions that enable these products faster, better and more efficiently than anyone in the industry, and we’ll be able to quickly penetrate a larger segment of each market than any of our competitors.

N&B is a special business and our team has built incredible value, so we conducted a thorough process to find the right partner to advance that progress. IFF is the best partner in every respect. The transaction is truly a win-win. It creates growth opportunities that will benefit all stakeholders of both companies and it creates attractive value for shareholders over the short, medium and long-term. The transaction, as Andreas said, values N&B at $26.2 billion, and most importantly, it is tax-efficient for our shareholders. It unlocks value that we could not have realized in the context of our other DuPont businesses. We will deliver approximately $300 million in cost synergies and about $400 million in growth synergies on a run-rate basis.

We have learned over the past couple months that our management teams and cultures see the business and the opportunity very similarly, so it makes sense that we will also have a balanced board and we have a highly experienced leadership team with representation from both companies. I am personally looking forward to serving as lead independent director and to working closely with Andreas as Chairman and CEO as we help the team drive the integration process.

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I am confident that given the highly complementary nature of these two businesses, the path to integration is clear. We’ll have the time necessary to do it right and do it efficiently and have a lot of collective experience to get it done on time. I look forward again to working closely with Andreas and the broader team as we move through the integration process and following that to realizing the many value creation opportunities we see from this combination.

For DuPont, as I said, this unlocks the incredible value tied up in N&B. We are very pleased to have found the right partner. Our remaining businesses will continue to create value by applying competitive advantages to solving customer problems in high-margin, fast-growing markets, and as this transaction indicates, active portfolio management will continue to be a key strategic value driver.

Now, let me turn it over to Matthias.

Matthias Heinzel:	Thank you, Ed. For those who may not be as familiar with our N&B business, we are truly a global, innovation-driven special ingredient business. Turning to Slide 9, our N&B business continues to deliver strong results. We generate about $6 billion in annuals sales with an industry-leading 24% EBITDA margin. Additionally, we have a very strong R&D pipeline and generate approximately 25% of our sales from products introduced within the last five years.

N&B has more than 10,000 employees spread globally with 70 manufacturing sites in more than 30 technology innovation centers across four continents. We serve more than 10,000 customers with a diversified

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portfolio in food and beverage, health and biosciences and pharma solutions. Slide 9 shows that we are a world-leading bioscience innovator with product [unintelligible] that deliver sustainable, clean-label and high-performance solutions.

In our food and beverage segment, we have one of the broadest portfolios of natural and plant-based specialty food ingredients. This is where consumers are headed and we are leading the way. Our pharma solution segment is a global player in excipients for pharma and [dietary] supplements. Like IFF, our customer is at the center of everything we do. We share the same vision and are aligned on the same goal to be the world class leader, the premier choice for our customers, giving us a durable, long-term advantage in the specialty ingredients and solution space. My N&B leadership team and I are very excited about the opportunities of the combined companies and we’re looking forward to working with Andreas and his team on a smooth integration.

With that, I’ll turn it back to you, Andreas.

Andreas Fibig:	Thank you, Ed and Matthias. We are very delighted to have you here and to welcome the N&B team to the IFF family as we work together to transform the industry with differentiated ingredients and solutions. Those of you who follow us closely know that IFF is a global leader in natural taste, scent and nutrition. We have a strong financial profile, a broad customer base and a diverse revenue base.

Slide 12, we are a long-time industry leader in developing natural and synthetic fragrance ingredients. Coming out of our [unintelligible] position early last year, IFF strengthened its position as a top provider of

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flavors, savory solutions and natural taste solutions for the food and beverage industry. With this combination, we’re also strengthening our position in the nutrition ingredient space where we are not delivering a full suite of natural product offerings to the fast-growing segment of small, mid-sized and private label customers.

Further, this transaction is strongly aligned with our Vision 2021 goal. The customer is the focus of everything we do, and with this combination, we’re strengthening each of our four pillars of Vision 2021, unlocking growth opportunities, driving innovation, managing our portfolio and accelerating our business transformation.

Slide 13, when I think of a company that can redefine its category, I think of the combination of these two businesses. We will be a powerful leader with even better R&D and application development capabilities, and even deeper and more robust product development pipelines and a portfolio that will be among the most balanced in the industry, and we will have real strengths from our shared cultures led by science and creativity to unlock the potential of this combination.

Slide 14 firmly demonstrates our combined leading positions in food and beverage, health and wellness and home and personal care which we believe will truly be the envy of the industry. While our peers may have strong positions in one category or a select few, the new IFF will have depth, breadth and strengths of capabilities across categories which will give us an exceptional competitive advantage. We have a clear path to become an invaluable partner of choice for our customers.

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Turning to Slide 15, IFF and N&B together will deliver a highly-compelling value proposition to all our customer types. For global multinationals, we will bring deep experience with high-growth segments, faster speed to market and deep consumer insights. For regional organizations, we will provide global reach to support regional and/or global expansion, paired with strong local presence and a culture of collaboration. For new brands, we will be their end-to-end partner from idea to creation providing the reliability of scale and the power of global reach.

We will be exceptionally well-positioned to solve real problems of our customers. We will be able to meet our customers’ expectations for more integrated solutions. On day one, the combined company will immediately be positioned to capitalized on cross-selling opportunities, leveraging the breadth of our combined portfolio and expanded customer base to drive sales and profitability.

Integrated solutions are not just one thing. By joining forces, our company will go from limited capability to leading capability in the core areas critical to fully integrated solutions. Those include bundling of two or more ingredients in a single solution, building food prototypes and, either off-the-shelf or in collaboration with customers, offering a full solution. Together, we will be among the only players in our space able to accelerate our capabilities further along this continuum of product integration.

So how will we achieve this differentiated offering for our customers? Turning to Slide 16, we will have industry-leading R&D capabilities and an even deeper product development pipeline to be a strong innovation

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partner for our customers. This powerful capability will help our customers drive growth and meet their consumer demands, and we will be able to have some of the most exciting, fastest-growing consumer products succeed around the world. We will do all of this while continuing both companies’ leading commitments to sustainability.

On Slide 17, here are two examples that illustrate what this will mean for our customers and the incredible opportunity ahead of us with this combination. Across our shared end market, we see meaningful opportunities for full service solutions to drive growth and innovation. Let me share these two examples. Today, IFF provides the flavor, seasoning, taste modulation and natural color for plant-based burgers, while N&B provides the texturants, binders, enzymes and plant-based proteins. In personal care, IFF provides the encapsulation delivery system and scent products for detergents, with N&B providing the enzymes for fluidity and stain removal. In each of these cases, together, we will be able to deliver all of these products in one solution to our customers.

Now, I would like to turn the call over to Rich who will talk us through the financials.

Rich O’Leary:	Thanks, Andreas. Turning to Slide 18, IFF and N&B are very complementary and we share many of the same end markets. The combined business will have a balanced geographic footprint and an extended customer base. We will have access to faster-growing, more profitable categories with an enhanced ability to drive sales by our cross-selling opportunities across the entire portfolio.

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Slide 19 highlights our tangible path to drive approximately $400 million of gross revenue synergies by year three. We expect to achieve these synergies by targeting overlapping end markets to cross-sell flavor and fragrances into N&B customers and vice-versa. Examples of this include meat replacement, ice cream, infant nutrition and fabric care. We also plan to cross-sell complementary solutions and leverage N&B’s extensive product portfolio to increase penetration with IFF’s large SME customer base.

For cost synergies, we’re targeting approximately pro forma cost synergies of $300 million on a run-rate basis by year three, driven by procurement excellence along with manufacturing and organizational efficiencies. Together, the combination will have pro forma 2019 estimated sales greater than $11 billion with the strongest pro forma 2019 EBITDA margin compared to our peers at almost 26% with run-rate cost synergies included. The combined entities’ attractive financial profile and highly-efficient business model will support both continued growth and reinvestment in higher return areas.

Turning to Slide 20, we expect to have a moderate pro forma leverage of approximately four times at transaction close, and we will target a deleveraging profile to below three times by year two post-close. Deleveraging will be driven by our substantial free cash flow generation and we commit to maintain investment-grade credit rating and will continue our current dividend policy.

With that, let me turn it back over to Andreas.

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Andreas Fibig:	Thank you, Rich. While we focus on separating the N&B business from DuPont, we will be diligently working to execute our roadmap to integrate these businesses as described on Slide 22. This will happen in parallel with our ongoing food aroma integration work which is proceeding well and which will be expected to be completed in the third quarter of 2020. We will tap the combined integration muscle of both IFF and N&B along with robust external subject matter experts.

Our integration office, to be composed of leaders from both companies, will be planning for three main objectives for integration. These include delivering on our base plans for both businesses, establishing a dedicated team to ensure execution and synergy realization, and seamlessly combining activities to extract the best of both companies.

In summary, today is a big day for our two companies. It is the culmination of a long strategic journey for IFF, and once the transaction is complete, we will become a global specialty ingredients and solution leader. We will instantly lead the race to develop integrated solutions and we will have greater global scale to meet what our customers demand – high quality products, innovative solutions and strategic partnerships to deliver growth. We are incredibly excited for what comes next.

With that, let’s open for questions.

Operator:	At this time, if you would like to ask a question, please press the * then 1 on your touchtone phone. You may withdraw your question at any time by pressing the # key. Again, it is *, then 1 to ask a question today. We will take our first question from Mark Astrachan with Stifel. Your line is open.

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Mark Astrachan:	Good morning, everybody. I guess maybe one question for DuPont and one question for IFF. From DuPont’s standpoint, I guess I’m curious, what’s most compelling about IFF’s offer compared to others and what gives confidence to being tied to IFF shares as the best path for DuPont’s shareholders? Then for Andreas and Rich and team, how do you keep DuPont employees, customers motivated as well as customers happy and engaged over what’s likely to be a fairly disruptive process in demerging and merging [DNV] into your business? This seems to always be a bit more complex than expected at first, so maybe if you could give comfort that you have some idea of how you can handle that, that would be helpful.

Ed Breen:	Yes, Mark, this is Ed. I’ll start out and take the first part of your question. By the way, rather interesting process, I’ll describe it to you a little bit, but the punchline was we wanted the best strategic fit for the long haul, but let me come back to that because thank heavens, we didn’t have to scratch our head and make a decision based on price and value that we were getting for the business. We had three highly motivated bidders that wanted the company. All three offers literally sat financially on top of each other. The mix of cash was different in each one depending on size and EBITDA, but they literally sat right on top of each other, so I think it kind of proves we got the value for the business that the DuPont shareholder [unintelligible] and everyone viewed the value pretty much the same way.

So it was nice not to have that as one of the considering items, and then it was really, to us, the most important thing, strategic fit. By the way, when I say that, there’re many aspects to it, but if I just give you the punchline

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on that, it’s the breadth of this portfolio that is so powerful that is going to give us a major competitive advantage moving forward. By the way, I would just point back to the one chart with the two examples on it with the meatless burger and the detergent. There are dozens of examples like that where we’re going to be combining significant ingredients together for customers, so just the power of this, you can’t duplicate again easily. No one can go merge with somebody else in one deal and create this combination that we now have.

So that was the number one key, and then I would say very much importantly, because I’ve done many mergers before and things like this in my career, culture is extremely important here and I can say this to a person – and Matthias is already smiling, he knows what I’m going to say – our team unanimously has been bugging Mark and I to please do the deal with IFF because we think the same, our R&D machine is kind of the same, the way we go about it, the way we focus on our customers, and the two teams get along, and obviously, they know each other from the industry. So that cultural fit becomes really important to us, so that was the big reason.

Andreas Fibig:	Mark, before I take it, I would like to give it to Matthias because I think it’s important that he gives us his perspective on that.

Matthias Heinzel:	Yes, and you’re right, I’m smiling because I mean we’re really thrilled about the outcome. I mean the board unanimously approved, but I can also say my leadership team, we’re unanimously voting for that outcome because we are really excited about the strategic rationale to really offer combined [Unintelligible] for our customers but also about the fit in terms of [Unintelligible] the passion for innovation and science. Great outcome, and we’re really looking forward to building a great company together.

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Andreas Fibig:	The good thing is, Mark, that we believe that teams will stay focused in the period until we close the deal. We will prepare very, very well for day one. We are all ready, Matthias and myself, thinking how we organize ourselves. I think we have a clear road map, and a clear plan are already in place. The good thing is if you look at the [Unintelligible], it is more about the enabling function because the business is already very, very [Unintelligible] and very, very separated, and they can focus on their customers and driving gross. The excitement is certainly very high on the IFF side as well because we are tipping our toes for more than a year and to cross [Unintelligible] and some complete solutions, and we just see the opportunities, and what we can generate here together, it’s unbelievable. The excitement on our side is, I believe, the professionalism, and the execution of it is high on both teams because N&B has done integrations before IFF has done it before. I think we will form a highly professional team who can do that.

Operator:	We’re going next to David Begleiter with Deutsche Bank. Your line is now open.

David Begleiter:	Thank you. Good morning.

Ed Breen:	Good morning, David.

David Begleiter:	Good morning. What will the role be on current nutrition and bioscience imagine being in a new company? In terms of your role, why the delay in assuming the lead independent director position until June 2021. Why not immediately upon close?

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Ed Breen:	Well, that will have closed and then we’ll do it at the annual meeting which won’t be any later than June of 20, whatever that is, 2021.

Andreas Fibig:	2021.

Ed Breen:

It’s just the transition at that point. It’s effectively around—we’ll be closed a few months at that point in time. By the way, I do plan on going to a few board meetings with IFF pre-closing the deal because we got a lot of integration work that will be going on. We’ll already be cross-pollinating and my gut is that I’ve done in past doing deals like this, as we start announcing the board members that we’ll be bringing on, they will also comment and meet with them, the board of IFF and all that. We’re already integrating, talking about strategy and everyone hits the road kind of day one, ready to move and understand what we want to accomplish and what’s going on. I’d also point out on the integration side, Andreas made a couple lead points but to highlight them, there’s heavy lifting to do with DuPont to get this done, carve outs, IT work and many of you on the phone have heard me ad nauseam on the last four years because that’s what [Laughter] we’ve been doing, legal entity work and all that, but it has nothing to do with Matthias and his team running the business. We do all that with separate teams at corporate and we’re pretty darn good at that kind of stuff, so it doesn’t distract them. I’d also make the point on the integration. Our team is highly efficient at this. You’ve watched us for four years. We’ve done some major, major deals here. I think from the outside, they went pretty smoothly and Matthias, by the way, was here for the Danisco integration with his team in the last two years. Remember, we

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integrated the Dow business into N&B. We put in the FMC business into this company and we also merged our IB business into this business all in the last two years. Again, it happened seamlessly, you didn’t really notice the behind the scenes. We will set-up the integration office just the way we’ve always done it with Andreas is in agreement with, and we will click and clock this thing every day as we go through the next year. I feel really good about it. We spent a lot of time already talking about how this is going to get accomplished.

Rich O’Leary:	I think on our side, it fits well from the timing standpoint. Also, you’ve heard us talking the third quarter call that from the front end of the business, your go-to market implementation from the food [room] side will be done by the second quarter of next year from an operational standpoint, and the integration on the footprint side will be about 90% done by the end of the third quarter of next year and that works well in terms of then being able to fully focus on this integration when the transaction closes in Q1 of 2021.

Ed Breen:	But we feel really good about that. By the way, many of you have noticed from mergers, we can layout everything except customer strategy. We kind of stayed away from that. We will stay away from that but everything else, operations, as Rich just said: factory footprints, overhead structures, who’s in management – all of that will get done as fast as we can move and the planning will be done by the time we actually do the merger.

Operator:	We will take our next question from Jeff Zukauskas with JPMorgan. Your line is open.

Jeff Zukauskas:	Thanks very much.

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Male:	Good morning Jeff.

Jeff Zukauskas:	Hi, good morning. Because IFF and the DuPont Nutrition and Health business don’t directly compete, but you probably have overlapping raw materials, can you I guess work together and understand your raw material position in advance of the closing of the deal and can progress be made on upgrading the ERP systems to make them more compatible so that in the first year of your combination, the realized synergies are larger rather than smaller?

Rich O’Leary:	Yes, Jeff. As Andreas already talked about, that’s going to be a key focal point of the integration office and the program that’s in place. We use similar approaches already in both businesses. I think that’s the procurement side. What we can get into is specific economics in terms of pricing. We respect that both companies are independent until the closing, but we can work through clean room and work with the consultants. We’ve already done an extensive amount of work already and that really is a driver – the single biggest driver. About half of the savings are related to—the cost synergies are coming from the procurement side. So that’s certainly the focal point and we’ll have ample opportunity on the IT side to work on – while N&B is getting carved out of DuPont, on our side, we have to do the planning in terms of how do we connect those systems into the IFF side. Again, as was mentioned earlier, these businesses, from an operational standpoint are already operating independently today so there’s a lot less disruption because it’s more complementary than overlap.

Andreas Fibig:	Actually, coming back to the procurement piece of the raw mat, that is certainly something we did during the [DD] already to look at what could

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be the magnitude of the savings. I would like to remind everybody that during the [Unintelligible] integration, we are overdelivering on our procurement savings so we feel very confident that what we have on the plan right now we can deliver.

Ed Breen:	Yes, and Jeff one of your points is key here. I think our timeline to close this transaction is very safe because there is not overlap. We’re broadening out the portfolio so anti-trust issues aren’t there. So we’re not going to have second reviews of things like that. I think that really helps the timeline.

Jeff Zukauskas:	Okay, great. Thank you.

Operator:	We will take our next question from Jeffrey Sprague with Vertical Research. Your line is open.

Jeffrey Sprague:	Thank you, good morning. Just the one follow-up on that last point and then a different question. So Ed, what is the long pole on the tent here then to getting to completion? It doesn’t sound like it’s regulatory. It sounds like it’s just the underlying blocking and tackling.

Ed Breen:	Yes, it’s really three – well two, about three things. It’s the carve out financial work that again happens at our corporate office, not in N&B. It’s the IT capability to lift it out and transfer – you know, there’ll be test periods with IFF you go through to make sure everything is tick and tying and working and we can close our books and all that. As you know, we have great experience at that too. We’ve done many of them. Then the legal work, you’ve got to kind of go country by country and redo your legal structure to make sure you’re still being very tax efficient. You get everything right and all that. So that would be the three big buckets and again, they’re all done in Jeanmarie’s team up in corporate in Wilmington.

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Jeffrey Sprague:	Then, with this dividend that DuPont will receive, Ed, $7.3 billion I imagine you’re going to pay down some debt, but what about the remainder? Are you thinking share repurchase or…? What would be the game plan?

Ed Breen:	Yes, so we’re going to have to pay down a good kind of $5 billion to de-lever because of the EBITDA leaving the company. We still want to keep ourselves in a very strong financial profile so that will occur. Give or take, there’s $2 billion-$2.3 billion of excess cash. Look, you know our profile. We’re very shareholder friendly. There might be some [bolt] on M&A we want to do here. You’ve watched us do a few interesting things lately in the water space, but generally speaking, we’re not going to sit on the cash. We’ll be shareholder friendly.

Jeffrey Sprague:	Thanks. Congrats, great deal.

Ed Breen:	Thanks, Jeff.

Operator:	We will take our next question from Lauren Lieberman with Barclays. Your line is open.

Lauren Lieberman:	Great. Thank you. Good morning.

Ed Breen:	Good morning, Lauren.

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Lauren Lieberman:	Two questions. Thanks. The first thing was just around the mid-single-digit revenue targets with the combined companies going forward. I just wanted to understand a bit what the expected growth is that you rolled for the two legacy businesses because my understanding is the DuPont business has sort of been flattish to up 1% more recently and even the last couple of years so just a little bit of visibility on that and why that business should accelerate would be great. Then the second thing was just on integration timeline. It just sounds like – because a couple of different times on the call you talked about getting going right away with integration planning and in RMTs that I’ve seen in the past, there’s really been a pretty heavy restriction on the companies being able to work together because of competitive dynamics. So I want to be clear there’s nowhere that the two companies currently compete so you really can start this planning work immediately. Thanks.

Rich O’Leary:	Yes, good morning, Lauren. Now, let me start with the second one. You’ve got exactly from a market standpoint, there’s almost no overlap so I think that’s why we feel very confident in our ability to, one, from a regulatory standpoint, no challenges. Second thing, it enables us to get into the details of the integration planning. In terms of the growth rates, I would say that post-closing, the growth rates that we’re projecting for the N&B business is right in the middle of our organic growth rates that we’ve had historically a 3% to 5%. On the IFF side, yes, we’ve got sort of the same thing, the middle point of our 3% to 5% but clusters still have some of the cross-selling synergies from the Frutarom side so we’ll probably be at the higher end of that 3% to 5% range and then on top of that, you get the cross-selling – the $400 million of this combined deal that drives it above the 5% range.

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Andreas Fibig:	Maybe on the RMT?

Ed Breen:	Yes. Your comments, Lauren, on the RMT and doing the integration work, if you put it in a percent, about 90% of what we need to do we’re allowed to do during the next year and again, it’s really you’ve got to stay away from customer-customer profitability and sharing those types of things but all the other work, looking at overhead structure, factory efficiency, warehouse efficiency, procurement, all those things we’re going to preplan and literally, we’ll have a playbook line by line by line of exactly what’s the item, how are we going to get the cost synergy, who’s responsible for what’s the return on investment on each one of them and we’ll just very rigorously track them and that system will work very well for us.

Andreas Fibig:	Matthias, your comment on the business?

Matthias Heinzel:	Yes, I know. It’s Matthias here. Talking about the N&B situation, I mean we have been up to [unintelligible] the digits over the last couple of years. If you look at the organic growth, there’s some very high growth in probiotics and enzymes business. 2019 is a bit of an adjustment year due to some market situations in China and in the US. We see already growth going back in Asia in probiotics so we’re very confident about our growth expectation going forward. We have put enough now capacity and the right capacity in place in the high growth areas in probiotics and cultures so we are very committed and getting back to this kind of growth curve going forward.

Ed Breen:	Yes and by the way, for those not familiar among the call, we just finished three months ago, $100-million expansion on our probiotics line. We are flat out on capability from a production standpoint. So we just completed that and that will help us now over the next few years.

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Operator:	We will take our next question from Vincent Andrews with Morgan Stanley. Your line is open.

Vincent Andrews:	Thank you. Good morning, everyone, and congratulations.

Ed Breen:	Thanks.

Vincent Andrews:	Ed, maybe you could talk to us about how you’re thinking about next steps at RemainCo, DuPont. IFF is showing you they can do two transactions at once. Is that something you think you could potentially do if it made sense with one of the other segments or do we have to wait before Nutrition and Biosciences is separated before you might consider another large-scale event?

Ed Breen:	Well, I will say this to you, I’m going to definitely try to get some downtime over this holiday so [laughter] don’t expect anything in the next couple of weeks. No, look, we’re capable of doing more than one thing at a time and we said that before and look, I think we’ve been very transparent that we’re going to actively manage the portfolio. By the way, I like what’s in new DuPont. I guess some people are calling it RemainCo right now. There’s a great set of assets and we will do whatever we need to do to create value long term for our shareholders. We’re obviously not afraid to make moves like this. If there’s something there that’s good for our shareholders, we will clearly look at it and make a move against that. On the other hand, we like growing our business organically. We have some interesting bolt-on opportunities. We like in the company, there are good returns for us and we’ll be looking at that also.

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Vincent Andrews:	Thank you and enjoy your vacation.

Ed Breen:	Yes. [Laughter]

Operator:	We will go next to Faiza Alwy with Deutsch Bank. Your line is open.

Faiza Alwy:	Great. Thank you. Good morning.

Ed Breen:	Good morning.

Faiza Alwy:	Morning. Andreas, I wanted to ask about first on the potential disruption point and maybe it would help if you could compare and contrast relative to Frutarom because I think you would agree that in year one, Frutarom hasn’t performed in line with expectations. So how do you ensure that the same thing doesn’t happen again?

Andreas Fibig:

Look, Faiza, I think that’s a very, very valid question. I believe that we have made good learnings over the last couple of months and I would say what has worked extremely well was everything related to cost synergies whether it is procurement, manufacturing footprint or overhead cost. That’s the reason why we are overdelivering and we will take this blueprint and we’re already talking to Matthias how we basically can do this for the new combined company. I think we are good on this and both companies as we said before have great experience. On the other hand, the things which didn’t work so well were some one-time effects on the sales side and then the compliance in Russia so I would say here, we are very,

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very secure because we don’t expect any compliance topics. We have two US entities and US companies emerging together as number one. Number two, we will go with nice tailwind into that – sales-wise into that integration because we expect a good rebound as Matthias just said in his business for next year. We are pretty set what we can expect for our business so I believe that’s good and we will see no of these one-time effects. The major, major topic, and maybe Matthias can comment on that one as well, it’s the combined culture because it is – when I, during the DD, walked into some of the DuPont facilities, it felt like home. We were talking the same language and we have same capabilities in different areas but it’s very science-driven, science-led so we believe that this is something which is very, very strong going forward but Matthias, please, you comment.

Matthias Heinzel:	Yes. Thank you, Andreas. I mean like Ed mentioned over the years, we’ve had quite a bit of expertise starting with the [business] integration which I was involved in, the FMC, the Dow [Dupont] and pharma so I think my leadership team which is a very global, very diverse team as well the expertise, we would apply the right processes but at the end of the day, it’s I think the people working together and the shared vision, the passion, the [unintelligible] [footprint], innovation and customers. So certainly, I can echo what Andreas said. I mean [unintelligible] through the two divisions, we came up with a very collaborative and again shared vision for the future.

Ed Breen:

By the way, I think that’s a big distinction. Frutarom brought a lot of great ingredients and products and all to the table but there’s no depth. The depth of the N&B team is very, very strong and I mean this in a positive way. It’s a very process-driven. They know what they’re doing. They

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know how to do this. I think that’s a huge distinction and there’s another big distinction. We have a full year to plan this one which was not the case in the others so that’s a lot of planning time to get this right. We will definitely use that time to our advantage.

Operator:	We will go next to Steve Bryan with Bank of America. Your line is open.

Steve Bryan:	Yes. On slide 14, you list 10 businesses where the combination here results in a category leader, just wanted to ask whether that category leadership in any of those 10 businesses was a result of the combination and then also wanted to ask Matthias, which of your businesses do you see the most potential for revenue synergy by tapping into IFF’s customer relationships?

Andreas Fibig:	Maybe Matthias, you can take it right away.

Matthias Heinzel:	Yes. Look, I mean if you look at the food and beverage segment, that’s certainly where we see strong synergies. At the end of the day, we are all consumers every day and we like products with the right texture, with the right [mouthful] and at the end of the day, they need to taste that. I think, with this combination, we will be able to really bring even better innovation on food, which we, as consumers, would like even more. The other aspect is like, for example, home and personal care. We would, again, serve the similar customer base but we really bring out expertise together. We’re really tremendously looking forward to this, unleashing now the potential going forward.

Andreas Fibig:	It makes it, actually, Steve, easier for us because we have limited overlap in some of these categories, but the categories play very well together, and

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I think that’s a huge difference. I’m glad you picked slide 14 because that’s, for me, the pivotal slide because it shows the strength of the combined company, which is not replicable easily by any of our competitors, and that will drive us as a very invaluable partner for many, many of our customers, whether they’re big or small customers.

Steve Byrne:	Ed, any of your corporate costs going to be allocated to this deal?

Ed Breen:	No, we’re going to end up having some stranded cost on the DuPont. Jean’s already got a team [Laughter] as we’ve been through this before, has the team working to identify all the stranded cost that we’ll have. Obviously, we’ll have to deal with that, but we’re well on top of it, we know what we’re doing. By the way, it’s probably in the ballpark of give or take $100 million. I mean, in the scheme of the company, it’s not a big number, but we have some lifting to do to clean that up. Nothing from “corporate”. We’ll, obviously, go over to IFF. That won’t happen.

Steve Byrne:	Good. Thank you.

Ed Breen:	Thank you. [Laughter] I could give you some. [Laughter]

Operator:	We will take our next question from John Roberts with EBS. Your line is open.

John Roberts:	Thank you. It doesn’t seem like there are any cost savings in R&D. I was thinking this might have been a little bit like the crop protection combinations from Cortev where R&D might have been a synergy area. If you could talk a little bit about that, because I assume you work on a lot of the same type of programs.

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Ed Breen:	Yes, I’ll let IFF talk a little more detail, but this is a very key point. By and large, you keep the R&D from both organizations here. It’s over $700 million. They give you a couple data points. If you line up all the pure companies in the industry, the next spend is just a little over half of our R&D spend, and the next three players, it’s literally like a third of the spend. So this goes back to Andreas’ point – so we have the breadth of the portfolio now, but for this company to be spending R&D at that clip – which by the way, is the same percentage that the two companies have been running at is a really competitive advantage over the next set of years. So it’s not an area where you’re going to take a lot of your synergies from. There will probably be some overlap where you would look at and redivert those dollars but as Rich said in where the synergies are coming from, it’s really in a lot of other overhead structure, procurement, factory consolidation, looks – those types of things are the bigger lift.

Rich O’Leary:	Yes, I think there’s a little bit in there, I mean, more from a program standpoint, but I mean when you look at the strategic rationality of this deal, it’s about the growth. It’s about the product portfolio, innovation and we don’t want to cut corners on that. I think there are some programs that both sides are working on that we can take the best of both and get some of it but it’s not a key driver, no.

Andreas Fibig:	Actually, the focus on where we want to spend is go to market, make sure that we bring in the sales and having a really great R&D machine here. That’s a good thing. That’s actually one of the first things we will do and John, you will like that, that we review again, after [Unintelligible] what our programs in R&D and how can we roll out these combined technologies and just look at the IP portfolio we’re having right now. This is as well completely unmatched by any of our competitors.

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Male:	And Ed, the tail end of the release reiterates your fourth quarter guidance but notes that the mix is going to be a little bit different than we earlier thought. Maybe you could just give us the offsets to the continued weakness in the transportation, and industrial, and electronics area?

Ed Breen:	A couple issues were in S&C and in E&I. We had some supply disruption in E&I mostly on the [Unintelligible] side that just slowed us down a little. It goes into our [Unintelligible] happens to be a high margin category for us so it affected us more as you noticed. Our sales guidance we left but we had a little bit of a mixed shift in the EBIDTA because of that. Then we had a very key customer – I don’t want to say names, but it was very public – had a fire and that slowed down on our [no-mix] side and all that. That’s a very high margin business also. One of them is kind of resolved; the other one is almost resolved. The other was just one-offs but it hit us by a little bit. So, we reconfirmed sales. We reconfirmed meeting our EPS guidance and we just wanted to let you know, maybe just a little drift to the lower end of our guidance range on EBITDA but no change in business tone out there. T&I is running where we said it would. Really, no change is how you see the demand out there in the global market.

Operator:	We will take our next question from Kevin McCarthy with Vertical Research. Your line is open. [Pause] Kevin, your line is open. Please check your mute function. Once again, Kevin, if you can hear us, please check your mute function.

Michael Deveau:	Hi. Operator, we can go to the next question please.

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Operator:	As a reminder, it is *1 to ask a question today. We will take our next question from Mike Tyson with Wells Fargo. Your line is open.

Mike Tyson:	Hey, guys. Congrats on the deal. I wanted to get a feel for what you think the long term value creation metrics are going to be. Your EBITDA’s $2.6 billion combined, you add in a lot of the synergy if you get the growth. Is the EBITDA potential billion plus over the next three years? Is that the math you get to generate the value, you think this entity will do over time?

Michael Deveau:	Yes, Mike. I think again, what I see the way I think about it, showing me the single-digit topline growth, significant margin expansion as we’ve talked about going from – both businesses are in the 22%-23% range today with just the cost synergies alone of basically 26%. That’s going to drive the value creation and drive the increase in EBITDA. That’s why I expect us to see long-term EBITDA growth in the high single-digit range. That’s the fundamentals of it and then we quickly build it, [Unintelligible] as we’ve talked about, giving the strong cash flows. Over that period of time, that’s going to drive incremental benefit from a shareholder standpoint.

Ed Breen:	What we should not, Mike, underestimate that, with this portfolio and I focus again on Slide 14, we have certainly different profitability categories in our portfolio and we will certainly focus on the more profitable ones. We did this already during the IFF time and I know that Matthias did the same on his portfolio but now we have great opportunity to basically, enhance our mix and that will drive at least mid and long-term profitability as well.

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Michael Deveau:	Okay, a quick follow-up. In terms of the DuPont businesses, the customers have been continually focused on naturals and natural products, how much of the DuPont asset supports that trend with customers and when you combine it with IFF, the total portfolio going forward, how much of that is natural-related?

Matthias Heinzel:	It’s Matthias. You’re certainly right. We do see a vastly-growing trend with health and natural. We are very well-positioned with our board portfolio. I’ll give you a few examples. For example, the enzymes using in the bakery industry are a great example. I think the whole plant-based trend where we are positioned with our soy proteins with additional ingredients. We’re also making sure that other products have a longer shelf life. We are using the full suite of offerings and then combining that with the IFF natural offering. We are well-positioned to really grow the trend. In my view, there is no other company positioned like us and this combination to serve this trend going forward.

Andreas Fibig:	As we said during our discussions, you could improve the flavor on the plant-based burger but we can do this now.

Operator:	We will take our next question from Jonas Oxgaard with Bernstein. Your line is open.

Jonas Oxgaard:	Good morning.

Andreas Fibig:	Good morning, Jonas.

Matthias Heinzel:	Good morning, Jonas.

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Jonas Oxgaard:	It looks to me like Nutrition & Biosciences is going through a lot over the last couple of years, merger and more merger, reorganization, spend and now we’re doing this. IFF seems to have gone through some through their own. How are you thinking about fatigue at the employee level for those?

Matthias Heinzel:	Hey, Jonas. It’s Matthias here. Certainly, we appreciate that. It’s certainly known. We have done a lot with Danisco and all the integrations but as I said, the team’s really excited. Of course, they’re a little bit tired. I guess we will all go for a long-deserved break but I’m really excited about this potential of combining both companies. That’s clearly the bottom line. Yes, we have done a lot but we have built expertise momentum and I’m also really happy that we really kept the laser-sharp focus on the customer and our product development. Again, with that mindset, you will see us planning next year, building a great company together.

Michael Deveau:	I can see from the team perspective that you can overcome that. I was more thinking from the frontline employees. At least my experience is that you do end up hitting a wall at some point with the workers.

Matthias Heinzel:	Yes. Look, we are working with our global sales team and with our application teams. We are doing a lot of communications but again, all the feedback I’ve got already over the last, whatever, 12 hours, is extremely positive and again, we are very well-positioned and working with them closely to help them through the change. Again, also here, we have built a lot of expertise of bringing people through the change.

Ed Breen:

Jonas, I would make one point having been through this before. People love working for the global leader and they know they’re now going to get distant down or they’re going up to the top of the heap. It’s a pretty darn

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good feeling and if you’re a sales person, it’s a pretty motivating thing that you’re like, “Oh my gosh, look at the tools on that. Now, I got to have them in my tool bag.” I think it’s actually a motivator. We’re not naïve about fatigue with people and all that but I actually think it makes it very exciting for the N&B team, the IFF team and everyone in the trenches.

Richard O’Leary:	Yes, and I think the statement is clearly there. Again, the complementary nature of this, it’s more about opportunity and how do we leverage all the capabilities and the breath of portfolio versus a significant amount of overlap where you have to get through a more complex integrations.

Operator:	Thank you. That is all the time we have for the Q&A session today. I’d like to turn the call back over to Andreas for closing remarks.

Andreas Fibig:	Thank you very much for your time. For us, it’s certainly a historic day and we will take more calls and one-on-ones. Thank you very much.

END

Exhibit 99.4

IFF to Merge with DuPont's Nutrition & Biosciences Business:

Creating a Category Defining Integrated Solutions Partner for Our Customers

iff
DuPont
Nutrition & Biosciences

Building a world-class leader

- Differentiated solutions for customers of all sizes, spanning both large multinationals to start up and private label brands
- Industry-leading R&D capabilities to drive best-in-class innovation
- Indispensable partner to address consumer preferences for natural and "better for you" products
- A culture combining science and creativity led by the best talent from both organizations

Transaction Overview

DuPont shareholders to own 55.4%; IFF shareholders to own 44.6%



Ownership by DuPont shareholders
55.4%
44.6%
Ownership by IFF shareholders

$45.4B[1]	**>$11B**	**$2.6B**	**23%**[2]
Value of combined company	2019E pro forma revenues	2019E pro forma EBITDA	Adjusted EBITDA margin

Differentiated Solutions to Meet Consumer Demand

Complementary reach to shared end-markets

DuPont N&B | IFF

Cold Water Laundry Detergent



Enzymes
Fluidity, Stain removal, Malodor
Fragrances
Scent & odor coverage
Microbial Control
Antimicrobial & shelf-life
Encapsulation
Fit-for-purpose delivery and performance

Plant-Based Vegan Burger



Natural Antioxidants
Plant-Based Protein
Flavors
Texturants
Taste Modulation
Binders
Natural Color & Grill Mark
Delivery Systems

Creating Shareholder Value

Well-established **Reverse Morris Trust (RMT) structure** is **tax-free to DuPont and its shareholders**

Expected growth rate in mid-single digits and a **leading EBITDA margin**

~$300 million in run-rate cost synergies **and more than $400 million** in run-rate revenue synergies[3]

Committed to IFF's **current dividend policy and maintaining an investment-grade rating**

Top-ranked Positions

#1 or #2 positions across attractive categories including:

- **Taste**
- **Scent**
- **Nutrition**
- **Cultures**
- **Enzymes**
- **Probiotics**
- **Soy Proteins**

[1] On an enterprise value basis
[2] Pre-synergies, based on 2019 pro-forma
[3] By the end of year three

DuPont Nutrition & Biosciences About IFF At IFF (NYSE:IFF) (Euronext Paris:IFF) (TASE:IFF), we’re using Uncommon Sense to create what the world needs. As a collectiveofunconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more atiff.com,Twitter,Facebook,Instagram, andLinkedIn. About DuPontDuPont (NYSE:DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety. More information can be found athttp://www.dupont.com/. Additional Information and Where to Find It This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&Bco”), a wholly owned subsidiary of DuPont de Nemours, Inc. (“DuPont”), and International Flavors & Fragrances Inc. (“IFF”),which will immediately follow the proposed separation of N&Bco from DuPont (the “proposed transaction”), N&Bco, IFF, Neptune Merger Sub I Inc. (“Merger Sub I”) and Neptune Merger Sub II LLC (“Merger Sub II”) intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, N&Bco expects to file a registration statement in connection with its separation from DuPont. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHENTHEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&BCO, MERGER SUB I, MERGER SUB II AND THE PROPOSED TRANSACTION. Adefinitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF at the following: Cautionary Note on Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of thesewords. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding DuPont’s, IFF’s and N&Bco’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtainnecessary regulatory approvals, approval of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&Bco, including timing anticipated to complete the separation, any changes to theconfiguration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/orthe Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the LetterAgreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12)the integration of IFF and its Frutarom business and/or N&Bco being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all ortosuccessfully integrate Frutarom and N&Bco, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18)an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the separation prior to the closing of the transactions could cause an adjustment to the exchange ratio, (19)potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20)risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21)negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22)risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23)risks relating to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, including expenses incurred with respect to the investigations, the cost of any remedial measures or compliance programs arising out of the investigations, legal proceedings or government investigations that may arise relating to the subject of IFF’s investigations, and the outcome of any such legal or government investigations, such as the imposition of fines, penalties, orders, or injunctions, (24) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, including with respect to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (25) the impact of the outcome of legal claims, regulatory investigations and litigation, including any thatmay arise out of IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (26) the ability of N&Bco or IFF to retain and hire key personnel, (27)the risk that N&Bco, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (28)the risk that N&Bco and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (29)the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, and (30) other risks to DuPont’s, N&Bco’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currencyexchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could result in a significant operational event for DuPont, N&Bco or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&Bco’s or IFF’s intellectual property rights; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy on Form S-4 to be filed by IFF and the registration statement on Form 10 to be filed by N&Bco. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Further listsand descriptions of risks and uncertainties can be found in each of IFF’s and DuPont’s Form 10-Q for the period ended September 30, 2019 and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K andForm 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in anyregistration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of IFF or N&Bco would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&Bco’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&Bco assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Participants in the Solicitation This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain oftheir respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 11, 2019 and its definitive proxy statement filed with the SEC on May 1, 2019. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 18, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available. DuPont Contact InformationIFF Contact Information DuPont Investors:Media:Head of Investor Relations and Communications Lori KochDan TurnerMichael DeVeau Lori.d.koch@dupont.comDaniel.a.turner@dupont.comMichael.DeVeau@iff.com +1 302-999-5631+1 302-996-8372+1 212-708-1212

Exhibit 99.5

IFF and DuPont Nutrition & Biosciences:

Innovating Together

	iff	DuPont Nutrition & Biosciences
Business Profile*	 Taste: 57% Scent: 37% Nutrition & Ingredients: 6%	 Food and Beverage: 57% Health & Biosciences: 37% Pharma Solutions: 6%
Key Stats	Employees: **Approximately 13,000** Manufacturing Sites: **110+** Technology & Innovation Centers: **~100**	Employees: **More than 10,000** Manufacturing Sites: **70+** Technology & Innovation Centers: **30+**
Portfolio	**Taste:** Flavor compounds and natural taste solutions for Food & Beverage industry, including: • Flavor Compounds • Savory Solutions • Inclusions **Scent:** Natural & synthetic fragrance compounds & ingredients, and cosmetic actives for Household & Personal Care products, including: • Fine Fragrances • Consumer Fragrances • Cosmetic Active Ingredients • Fragrance Ingredients **Nutrition & Ingredients:** Natural product offerings and solutions. Segments include: • Natural Health Ingredients • Natural Food Protection • Natural Colors • Flavor Ingredients	**Food & Beverage:** Broadest portfolio of natural and plant-based specialty food ingredients, such as: • Functional Solutions • Protein Solutions • Emulsifiers & Sweeteners **Health & Bioscience:** World-leading bioscience innovator in sustainable, clean label and high-performance solutions, including: • Probiotics, HMO2, Fibers • Cultures, Food Enzymes and Protection • Home & Personal Care Enzymes • Animal Feed Enzymes & Nutrition (probiotics) • Biorefinery Enzymes • Microbial Control Substances **Pharma Solutions:** Global leader in functional cellulosic polymers & seaweed derived excipients for pharma & dietary supplements. Segments include: • Controlled and immediate release • Soft Capsules • API (Alginates)

End Markets Served

Food & Beverage | Home & Personal Care | Health & Wellness

Innovating Together: By the Numbers

- **3,000+** Scientists, engineers, technologists and application professionals
- **130+** Research, technology and innovation centers
- **21** Regional Creative & Application Centers
- **6** Master Perfumers, joining hundreds of flavorists, scent designers, perfumers and chefs
- **30+** Human clinical trials in flight
- More than **12,000** Patents granted and filed
- **40+** Strategic university partnerships

All to serve over ***40,000*** *customers*

*Based on 2019 estimates

About IFF At IFF (NYSE:IFF) (Euronext Paris:IFF) (TASE:IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at iff.com, Twitter , Facebook, Instagram, and LinkedIn. About DuPont DuPont (NYSE:DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety. More information can be found at http://www.dupont.com/. Additional Information and Where to Find It This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&Bco”), a wholly owned subsidiary of DuPont de Nemours, Inc. (“DuPont”), and International Flavors & Fragrances Inc. (“IFF”), which will immediately follow the proposed separation of N&Bco from DuPont (the “proposed transaction”), N&Bco, IFF, Neptune Merger Sub I Inc. (“Merger Sub I”) and Neptune Merger Sub II LLC (“Merger Sub II”) intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, N&Bco expects to file a registration statement in connection with its separation from DuPont. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&BCO, MERGER SUB I, MERGER SUB II AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF at the following:    DuPont Contact Information IFF Contact Information DuPont Investors: Media: Head of Investor Relations and Communications Lori Koch Dan Turner Michael DeVeau Lori.d.koch@dupont.com Daniel.a.turner@dupont.com Michael.DeVeau@iff.com +1 302-999-5631 +1 302-996-8372 +1 212-708-1212    Cautionary Note on Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding DuPont’s, IFF’s and N&Bco’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, approval of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&Bco, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&Bco being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&Bco, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the separation prior to the closing of the transactions could cause an adjustment to the exchange ratio, (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) risks relating to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, including expenses incurred with respect to the investigations, the cost of any remedial measures or compliance programs arising out of the investigations, legal proceedings or government investigations that may arise relating to the subject of IFF’s investigations, and the outcome of any such legal or government investigations, such as the imposition of fines, penalties, orders, or injunctions, (24) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, including with respect to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (25) the impact of the outcome of legal claims, regulatory investigations and litigation, including any that may arise out of IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (26) the ability of N&Bco or IFF to retain and hire key personnel, (27) the risk that N&Bco, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (28) the risk that N&Bco and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (29) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, and (30) other risks to DuPont’s, N&Bco’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could result in a significant operational event for DuPont, N&Bco or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&Bco’s or IFF’s intellectual property rights; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy on Form S-4 to be filed by IFF and the registration statement on Form 10 to be filed by N&Bco. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Further lists and descriptions of risks and uncertainties can be found in each of IFF’s and DuPont’s Form 10-Q for the period ended September 30, 2019 and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in any registration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of IFF or N&Bco would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&Bco’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&Bco assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Participants in the Solicitation This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 11, 2019 and its definitive proxy statement filed with the SEC on May 1, 2019. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 18, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

Exhibit 99.6

Video Transcript

Andreas Fibig, Chairman and Chief Executive Officer of IFF:

Hello, I’m Andreas Fibig, CEO & Chairman of IFF.

Edward Breen, Executive Chairman of DuPont:

And I’m Ed Breen, Executive Chairman of DuPont.

Mr. Fibig:

We are very excited to announce that IFF has entered into a definitive agreement to combine with DuPont’s Nutrition and Bioscience business, a world leader in food science and biotechnology.

This combination will create a category-defining company that will deliver what our customers demand: high-quality products, innovative solutions and a partnership to drive growth.

We will be a new ingredients and solutions provider with a unique ability to deliver differentiated, integrated solutions to thousands of customers across a broad range of end-markets.

Mr. Breen:

And IFF and DuPont’s Nutrition & Bioscience businesses are really both terrific businesses and organizations. We’re really bringing the best of the industry together in this transaction.

When I joined DuPont four years ago, and I learned about this industry, I was so excited with the growth prospects and for almost four years I have been thinking about what if we could possibly get N&B and IFF together to create a global leading company.

These two organizations are well matched. We really have three pillars in my mind: we have a strong, long-lasting customer relationship at both companies. We both are steeped in innovation, and that’s our history, we both spend a lot of money on R&D and now we will kind of have double the effort in that area. And both organizations are committed to sustainability, and Andreas I know you personally are very committed to that and lead an organization on that, so that is great.

Mr. Fibig:

Here are just two examples of many incredible opportunities ahead of us with this combination. Today, IFF provides the flavors, seasonings, taste modulation and natural color for plant-based burgers, while Nutrition & Bioscience provides the texturants and the plant-based proteins. Together, we are present in roll, cheese, and burger.

In Personal Care for example, IFF provides an encapsulation delivery system and scent products for detergents, with Nutrition & Bioscience providing the enzymes for fluidity and stain removal. In each example, our combined company will be able to deliver all of these products in one differentiated solution to our customers.

Video Transcript

Our leading R&D capabilities are best-in-class. These R&D platforms will help us to lead the industry’s evolution and provide a differentiated offering to our customers.

Our culture will combine the best of science and creativity, and we will be a strong innovation partner to our customers in nutrition, household and personal care of companies of all sizes.

Mr. Breen:

This combination is really a merger of equals. We are bringing together the best of both organizations and there will be leadership from both of the companies coming together in leading this new company.

Andreas will be the CEO of this combined company and I’m really excited about that with your leadership and the track record you’ve had with this company. And I’m very excited to be taking on the role, after we merge the companies and close the deal, as Lead Director of the Board of the company.

The Board will include directors from IFF and appointees from DuPont. Following the transaction, DuPont shareholders will own 55.4% of the shares of the combined company, while existing IFF shareholders will own the remaining 44.6% of the company.

Mr. Fibig:

This is an exciting day. I would say a day writing history for both organizations and our teams.

And today is just the beginning. It’s important to note that this combination is subject to regulatory and shareholder approval and will take some time to complete. Until then, IFF and DuPont Nutrition & Bioscience unit will remain independent entities and will continue to operate business as usual.

We do not anticipate any disruption to the way we will work with our valued customers, suppliers or other partners.

Our integrated workforces will have the potential to unlock growth, spur even greater creativity and exciting innovation potential.

As we move forward over the coming months, we look forward to sharing more about how our customers, employees, shareholders and communities will benefit from this very exciting new opportunity.

And thank you, Ed.

Mr. Breen:

Thank you, Andreas and thanks, also from the DuPont N&B team.

Video Transcript

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&Bco”), a wholly owned subsidiary of DuPont de Nemours, Inc. (“DuPont”), and International Flavors & Fragrances Inc. (“IFF”), which will immediately follow the proposed separation of N&Bco from DuPont (the “proposed transaction”), N&Bco, IFF, Neptune Merger Sub I Inc. (“Merger Sub I”) and Neptune Merger Sub II LLC (“Merger Sub II”) intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, N&Bco expects to file a registration statement in connection with its separation from DuPont. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&BCO, MERGER SUB I, MERGER SUB II AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF at the following:

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding DuPont’s, IFF’s and N&Bco’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, approval of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the

Video Transcript

proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&Bco, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&Bco being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&Bco, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the separation prior to the closing of the transactions could cause an adjustment to the exchange ratio, (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) risks relating to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, including expenses incurred with respect to the investigations, the cost of any remedial measures or compliance programs arising out of the investigations, legal proceedings or government investigations that may arise relating to the subject of IFF’s investigations, and the outcome of any such legal or government investigations, such as the imposition of fines, penalties, orders, or injunctions, (24) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, including with respect to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (25) the impact of the outcome of legal claims, regulatory investigations and litigation, including any that may arise out of IFF’s

Video Transcript

ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (26) the ability of N&Bco or IFF to retain and hire key personnel, (27) the risk that N&Bco, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (28) the risk that N&Bco and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (29) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, and (30) other risks to DuPont’s, N&Bco’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could result in a significant operational event for DuPont, N&Bco or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&Bco’s or IFF’s intellectual property rights; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy on Form S-4 to be filed by IFF and the registration statement on Form 10 to be filed by N&Bco. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Further lists and descriptions of risks and uncertainties can be found in each of IFF’s and DuPont’s Form 10-Q for the period ended September 30, 2019 and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in any registration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of IFF or N&Bco would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&Bco’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&Bco assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Video Transcript

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 11, 2019 and its definitive proxy statement filed with the SEC on May 1, 2019. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 18, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

Exhibit 99.7

Dear [NAME]:

I’m writing to share with you that IFF has agreed to merge with DuPont’s Nutrition & Biosciences business, a leader in food science and biotechnology, in a transaction that will create a new global integrated solutions leader across consumer-oriented end markets. You can read the press release here.

The parties are targeting closing the transaction by the end of the first quarter of 2021, subject to certain regulatory and shareholder approvals as well as other customary closing conditions. Until then, IFF and N&B will remain independent entities, and we will operate separately.

While this transaction represents a big change for IFF, what won’t change is our commitment to the finest ingredients, the outstanding creativity of our perfumers and our partnership with our Fine Fragrance customers.

I encourage you to direct any questions to your account manager here at IFF. If you’re interested in learning more about the transaction, I encourage you to read the press release we issued earlier today and to review our transaction website: www.StrongerInnovationTogether.com.

Thank you for your continued support. This is an exciting day for IFF, and we are confident that this combination will position both our organizations for long-term success.

Sincerely,

Nicolas Mirzayantz

Divisional CEO, Scent

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&Bco”), a wholly owned subsidiary of DuPont de Nemours, Inc. (“DuPont”), and International Flavors & Fragrances Inc. (“IFF”), which will immediately follow the proposed separation of N&Bco from DuPont (the “proposed transaction”), N&Bco and IFF intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, N&Bco expects to file a registration statement in connection with its separation from DuPont. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&BCO AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) will also be available free of charge on IFF’s website at https://ir.iff.com/ or on DuPont’s website at https://www.investors.dupont.com/investors/dupont-investors/default.aspx.

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding DuPont’s, IFF’s and N&Bco’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, approval of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&Bco, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and

Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&Bco being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&Bco, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the separation prior to the closing of the transactions could cause an adjustment to the exchange ratio, (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) risks relating to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, including expenses incurred with respect to the investigations, the cost of any remedial measures or compliance programs arising out of the investigations, legal proceedings or government investigations that may arise relating to the subject of IFF’s investigations, and the outcome of any such legal or government investigations, such as the imposition of fines, penalties, orders, or injunctions, (24) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, including with respect to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (25) the impact of the outcome of legal claims, regulatory investigations and litigation, including any that may arise out of IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (26) the ability of N&Bco or IFF to retain and hire key personnel, (27) the risk that N&Bco, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (28) the risk that N&Bco and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (29) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, and (30) other risks to DuPont’s, N&Bco’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could result in a significant operational event for DuPont, N&Bco or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&Bco’s or IFF’s intellectual property rights; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy on Form S-4 to be filed by IFF and the registration statement on Form 10 to be filed by N&Bco. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Further lists and descriptions of risks and uncertainties can be found in each of IFF’s and DuPont’s Form 10-Q for the period ended September 30, 2019 and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in any registration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of IFF or N&Bco would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&Bco’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&Bco assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 11, 2019 and its definitive proxy statement filed with the SEC on May 1, 2019. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 18, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

Exhibit 99.8

Dear [NAME]:

I am excited to announce that IFF has agreed to merge with DuPont’s Nutrition & Biosciences business, a leader in food science and biotechnology, in a transaction that will position us to become a new global integrated solutions leader across consumer-oriented end markets.

This combination will bolster our innovative product and solutions offering and enhance our ability to partner with and deliver growth for our customers. Together, we will complement our Scent leadership by delivering in-demand, differentiated solutions with an expanded ability to better respond to evolving consumer preferences for natural, healthier and “better for you” products. We will have the breadth and depth to serve a wide range of end markets, including Food & Beverage, Home & Personal Care and Health & Wellness.

IFF and N&B will be stronger together, with a collective portfolio of products that will be the most complete and well-balanced in our industry and a breadth that cannot be replicated. By combining IFF’s leadership in natural solutions with N&B’s leadership in clean label, including cultures, enzymes and plant-based proteins, we will be positioned to deliver superior integrated and differentiated offerings to our Scent customers. In addition, our combined company will boast the broadest technology portfolio, leading R&D capabilities, a best-in-class innovation portfolio and critical consumer insights to help you bring next-generation products to market even faster.

Here is just one example of the incredible opportunity ahead of us with this combination. Today, IFF provides the encapsulation delivery system and scent products for detergents, with N&B providing the enzymes for fluidity and stain removal. Together, we will be able to deliver all of these products in integrated solutions to our customers and help you increase speed to market.

The parties are targeting closing the transaction by the end of the first quarter of 2021, subject to certain regulatory and shareholder approvals as well as other customary closing conditions. Until then, IFF and N&B will remain independent entities, and we will operate separately. This means that for the time being, there will be no changes to the way we work together.

We encourage you to direct any questions to your existing point of contact here at IFF. If you’re interested in learning more about the transaction, I encourage you to read the press release we issued earlier today and to review our transaction website: www.StrongerInnovationTogether.com.

This is an exciting day for IFF, and we are confident that this combination will position both our organizations us to deliver leading differentiated, integrated solutions to our customers. Thank you for your continued support and we look forward to continuing our relationship.

Sincerely,

Nicolas Mirzayantz

Divisional CEO, Scent

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&Bco”), a wholly owned subsidiary of DuPont de Nemours, Inc. (“DuPont”), and International Flavors & Fragrances Inc. (“IFF”), which will immediately follow the proposed separation of N&Bco from DuPont (the “proposed transaction”), N&Bco and IFF intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, N&Bco expects to file a registration statement in connection with its separation from DuPont. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&BCO AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) will also be available free of charge on IFF’s website at https://ir.iff.com/ or on DuPont’s website at https://www.investors.dupont.com/investors/dupont-investors/default.aspx.

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding DuPont’s, IFF’s and N&Bco’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, approval of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&Bco, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&Bco being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&Bco, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the separation prior to the closing of the transactions could cause an adjustment to the exchange ratio, (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) risks relating to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, including expenses incurred with respect to the investigations, the cost of any remedial measures or compliance programs arising out of the investigations, legal proceedings or government investigations that may arise relating to the subject of IFF’s investigations, and the outcome of any such legal or government investigations, such as the imposition of fines, penalties, orders, or injunctions, (24) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, including with respect to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (25) the impact of the outcome of legal claims, regulatory investigations and litigation, including any that may arise out of IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (26) the ability of N&Bco or IFF to retain and hire key personnel, (27) the risk that N&Bco, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (28) the risk that N&Bco and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (29) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, and (30) other risks to DuPont’s, N&Bco’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could result in a significant operational event for DuPont, N&Bco or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&Bco’s or IFF’s intellectual property rights; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy on Form S-4 to be filed by IFF and the registration statement on Form 10 to be filed by N&Bco. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Further lists and descriptions of risks and uncertainties can be found in each of IFF’s and DuPont’s Form 10-Q for the period ended September 30, 2019 and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in any registration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of IFF or N&Bco would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&Bco’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&Bco assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 11, 2019 and its definitive proxy statement filed with the SEC on May 1, 2019. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 18, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

Exhibit 99.9

Twitter:

IFF

©IFF

Exciting announcement! We’re combining with DuPont’s

Nutrition St Biosciences to create a global integrated

solutions leader across consumer-oriented end markets

with a broader set of capabilities to meet customers’

evolving needs. Learn more

StrongerlnnovationTogether.com

DuPont

Nutrition & Biosciences

4:01 Dec 15, 2019 Twitter Web App

5:03 PM—Dec 15, 2019 Twitter Web App

What an exciting day for us here @IFF! We couldn’t have

reached this point without the passion and dedication of

our amazing colleagues. Looking forward to this next

step in our journey together. Want to learn more? Check

it out: StrongerlnnovationTogether.com

IFF

IFF

IFF

@|FF

By combining with DuPont’s Nutrition & Biosciences,

we will blend our cultures of science and creativity to

help our customers produce natural, healthier and

“better for you” products. Check out the benefits:

StrongerlnnovationTogether.com

6:00 PM Dec 15, 2019 Twitter Web App

Facebook:

IFF

1 min

We re excited to share that we’re combining with DuPont’s Nutrition &

Biosciences business to create a global integrated solutions leader.

Together, we expect to significantly increase our customers’ speed to market create new efficiencies in product development and provide critical consumer insights for next-generation products.

Want to learn more? Checkout the benefits here:

www.StrongerlnnovationTogether.com

our shared cultures rooted in science and creativity will allow us to create differentiated ingredients and solutions for our customers.

Our combined company will be stronger together and draw the best talent from both @IFF and DuPont N&B. We are excited to see where this next step in our journey takes us, and we thank you for your continued support.

4

IFF

7 mins

Want to learn more? Check it out: StrongerlnnovationTogether.com

Like Comment Share

By combining with DuPont’s Nutrition & Biosciences business, we will blend our cultures of science and creativity to help our customers produce natural, healthier and “better for you” products. Find out more here:

StrongerInnovationTogether oom

Comment

LinkedIn:

International Flavors & Fragrances

147.091 followers

We’re cured to share that we’re combining with DuPont Nutrition & Bioscences to create a new integrated solutions leader for global Food & Beverage, Home St Persona Care and

Health & Wellness markets. With a broader set of capabilities and the *1 or #2 positions in

Taste Scent, Nutrition, Cultures, Enzymes, Soy Proteins and Probiotics categories, we will better meet our customers demands for natural, healthier and ‘better for you”

products.

Want to learn more? Checkout the benefits here:

https://lnkd.in/dryAqVJ

DuPont

Nutrition & Biosciences

Home

strorgerinnovationtogether.com

77 1 Comment

+ Follow

International Flavors & Fragrances + Follow

147,091 followers

12m* ©

What an exciting day for us here at IFF! We couldn’t have reached this ponit without the strong commitment passion and dedication of our amazing colleagues and we look forward to this next step in our journey. Together, we will create a leading ingredients and solutions provider for many years to cornel Want to learn more? Check out the benefits here: https://lnkd.in/dV5SrpH

IFF to Merge with DuPont’s Nutrition & Biosciences Business

strongerinnovitiontogether.com

Os

Like Comment Share

Iff

International Flavors & Fragrances 147,110 followers 6m

With Dupont Nutrition St Biosciences, we will be a strong innovation partner with leading R&D capabilities and the broadest technology portfolio to a low customers to drive growth, meet evolving consumer demands and increase speed to market,

Find out more Fere; https://lnkd,in/dV58rpH

IFF to Merge with DuPont’s Nutrition & Biosciences Business

strorgerinnovationtogether.com

+ Follow

DuPont

Nutrition & Biosciences

Instagram:

iffinc Follow

IFF

2 likes

As a combined company, we expect to

significantly increase customer speed to

market, create new efficiencies in

product development and provide critical

consumer insights for next- generation

products.

Want to learn more? Check out the

benefits here:

StrongerlnnovationTogether.com

1m

iffinc IFF and DuPont’s Nutrition and Biosciences

business are better and stronger together. We will

blend our cultures of science and creativity to help

our customers better meet consumer demands for

natural, healthier and “better-for-you” products.

Find out more here: StrongerlnnovationTogether.com

2m

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2 MINUTES AGO

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YouTube Video: DuPont Nutrition & Biosciences IFF to Merge with DuPont’s Nutrition & Biosciences Business 18 views · Dec 15,2019 1.0 0 ...+ SHARE :=+ SAVE ... InternationalFlavors & Fragrances Inc. 19. 9K subscribers SUBSCRIBE We’re excited to share we are combining with DuPont’s Nutrition & Biosciences business to create a globalleader in ingredients and solutions wtih a broad scope of capabilities.As a combined company.we expect to significantly increase customer speed to market. create new efficiencies in product development and provide critical consumer insights for next generation products.

Exhibit 99.10

Dear [NAME]:

I am excited to announce that IFF has agreed to merge with DuPont’s Nutrition & Biosciences business, a world leader in food science and biotechnology, in a transaction that will position us to become a new global integrated solutions leader across consumer-oriented end markets.

The parties are targeting closing the transaction by the end of the first quarter of 2021, subject to certain regulatory and shareholder approvals as well as other customary closing conditions. Until then, IFF and N&B will remain independent entities, and we will operate separately. This means that, for the time being, there will be no changes to the way we work together.

We encourage you to direct any questions to your existing point of contact here at IFF. If you’re interested in learning more about the transaction, I encourage you to read the press release we issued earlier today and to review our transaction website: www.StrongerInnovationTogether.com.

This is an exciting day, and we are confident that this combination will position both our organizations for long-term success. Thank you for your continued support.

Sincerely,

[SENDER TBD]

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&Bco”), a wholly owned subsidiary of DuPont de Nemours, Inc. (“DuPont”), and International Flavors & Fragrances Inc. (“IFF”), which will immediately follow the proposed separation of N&Bco from DuPont (the “proposed transaction”), N&Bco and IFF intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, N&Bco expects to file a registration statement in connection with its separation from DuPont. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&BCO AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) will also be available free of charge on IFF’s website at https://ir.iff.com/ or on DuPont’s website at https://www.investors.dupont.com/investors/dupont-investors/default.aspx.

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding DuPont’s, IFF’s and N&Bco’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, approval of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&Bco, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&Bco being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&Bco, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the separation prior to the closing of the transactions could cause an adjustment to the exchange ratio, (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) risks relating to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, including expenses incurred with respect to the investigations, the cost of any remedial measures or compliance programs arising out of the investigations, legal proceedings or government investigations that may arise relating to the subject of IFF’s investigations, and the outcome of any such legal or government investigations, such as the imposition of fines, penalties, orders, or injunctions, (24) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, including with respect to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (25) the impact of the outcome of legal claims, regulatory investigations and litigation, including any that may arise out of IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (26) the ability of N&Bco or IFF to retain and hire key personnel, (27) the risk that N&Bco, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (28) the risk that N&Bco and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (29) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, and (30) other risks to DuPont’s, N&Bco’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could result in a significant operational event for DuPont, N&Bco or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&Bco’s or IFF’s intellectual property rights; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy on Form S-4 to be filed by IFF and the registration statement on Form 10 to be filed by N&Bco. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Further lists and descriptions of risks and uncertainties can be found in each of IFF’s and DuPont’s Form 10-Q for the period ended September 30, 2019 and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in any registration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of IFF or N&Bco would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&Bco’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&Bco assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 11, 2019 and its definitive proxy statement filed with the SEC on May 1, 2019. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 18, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

Exhibit 99.11

Dear [NAME]:

I am excited to announce that IFF has agreed to merge with DuPont’s Nutrition & Biosciences business, a leader in food science and biotechnology, in a transaction that will position us to become a new global integrated solutions leader across consumer-oriented end markets.

This combination will bolster our innovative product and solutions offering and enhance our ability to partner with and deliver growth for our customers. Together, IFF and N&B will be ideally equipped to deliver in-demand differentiated solutions to an expanded customer base spanning both large multinationals and fast-growing small and medium-sized customers, in order to respond to customer demands and increasing consumer preferences for natural, healthier and “better for you” products. We will have the breadth and depth to serve a wide range of end markets, including Food & Beverage, Home & Personal Care and Health & Wellness.

IFF and N&B will be stronger together, with a collective portfolio of products that will be the most complete and well-balanced in our industry and a breadth that cannot be replicated. By combining IFF’s leadership in natural solutions with N&B’s leadership in clean label, including cultures, enzymes and plant-based proteins, we will be positioned to deliver superior integrated and differentiated offerings to our customers. In addition, our combined company will boast the broadest technology portfolio, leading R&D capabilities, a best-in-class innovation portfolio and critical consumer insights to help you bring next-generation products to market even faster.

Here is just one example of the incredible opportunity ahead of us with this combination. Today, IFF provides the flavors, seasonings, taste modulation and natural color for plant-based burgers, while N&B provides the texturants, binders and plant-based proteins. Together, we will be able to deliver all of these products in integrated solutions to our customers and help you increase speed to market.

The parties are targeting closing the transaction by the end of the first quarter of 2021, subject to certain regulatory and shareholder approvals as well as other customary closing conditions. Until then, IFF and N&B will remain independent entities, and we will operate separately. This means that for the time being, there will be no changes to the way we work together.

We encourage you to direct any questions to your existing point of contact here at IFF. If you’re interested in learning more about the transaction, I encourage you to read the press release we issued earlier today and to review our transaction website: www.StrongerInnovationTogether.com.

This is an exciting day for IFF, and we are confident that this combination will position both our organizations to deliver leading differentiated, integrated solutions to our customers. Thank you for your continued support and we look forward to continuing our relationship.

Sincerely,

Matthias Haeni

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&Bco”), a wholly owned subsidiary of DuPont de Nemours, Inc. (“DuPont”), and International Flavors & Fragrances Inc. (“IFF”), which will immediately follow the proposed separation of N&Bco from DuPont (the “proposed transaction”), N&Bco and IFF intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, N&Bco expects to file a registration statement in connection with its separation from DuPont. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&BCO AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) will also be available free of charge on IFF’s website at https://ir.iff.com/ or on DuPont’s website at https://www.investors.dupont.com/investors/dupont-investors/default.aspx.

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding DuPont’s, IFF’s and N&Bco’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, approval of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&Bco, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva

Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&Bco being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&Bco, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the separation prior to the closing of the transactions could cause an adjustment to the exchange ratio, (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) risks relating to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, including expenses incurred with respect to the investigations, the cost of any remedial measures or compliance programs arising out of the investigations, legal proceedings or government investigations that may arise relating to the subject of IFF’s investigations, and the outcome of any such legal or government investigations, such as the imposition of fines, penalties, orders, or injunctions, (24) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, including with respect to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (25) the impact of the outcome of legal claims, regulatory investigations and litigation, including any that may arise out of IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (26) the ability of N&Bco or IFF to retain and hire key personnel, (27) the risk that N&Bco, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (28) the risk that N&Bco and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (29) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, and (30) other risks to DuPont’s, N&Bco’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could result in a significant operational event for DuPont, N&Bco or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&Bco’s or IFF’s intellectual property rights; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy on Form S-4 to be filed by IFF and the registration statement on Form 10 to be filed by N&Bco. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Further lists and descriptions of risks and uncertainties can be found in each of IFF’s and DuPont’s Form 10-Q for the period ended September 30, 2019 and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in any registration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of IFF or N&Bco would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&Bco’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&Bco assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 11, 2019 and its definitive proxy statement filed with the SEC on May 1, 2019. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 18, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

Exhibit 99.12

Main Menu Home Investors Employees Customers Media SEC Filings IFF and DuPont’s Nutrition & Biosciences Business Are Combining Creating a New Global High-Value Ingredients and Solutions Partner for Our Customers IFF and DuPont’s Nutrition & Biosciences are combining to create a global leader in high-value ingredients and solutions, for global Food & Beverage, Home & Personal Care and Health & Wellness end markets. The combination of these iconic businesses will redefine the industry by providing high-quality products, innovative solutions and partnership with customers to deliver growth. Together, the complementary portfolios will give the combined company leadership positions across key Taste, Texture, Scent, Nutrition, Enzymes, Cultures, Soy Proteins and Probiotics categories. The combined company’s global reach and unique set of capabilities will enable the creation of innovative solutions to respond to customer demands and increasing consumer preferences for natural, healthier, and “better for you” products. View Fact Sheet View Press Release A Message from IFF’s Chief Executive Officer and DuPont’s Executive Chairman: “The combination of IFF and N&B is a pivotal moment in our journey to become an invaluable innovation and creative partner for our customers. Together, we will create a leading ingredients and solutions provider with a broader set of capabilities to meet our customers’ evolving needs. With highly complementary portfolios, we will have global scale and leading positions in key growth categories to enable IFF to better respond to customer needs driven by consumer demand, capitalize on positive market trends, drive strong profitable growth for our shareholders and create opportunities for our employees. I have been impressed by N&B’s management team, which shares our culture and values, and we look forward to welcoming them to the IFF family.” – Andreas Fibig, Chairman and CEO of IFF “DuPont and IFF share long and successful histories of customer-driven innovation and cultures of excellence, which is why I am confident that N&B will be well-positioned for its next phase of growth. I am pleased to join the Board of the combined organization and remain involved in unlocking the potential of this new company. We conducted a very thorough process leading us to the selection of IFF as the preferred partner for N&B. I am excited about the future of the new company and all the opportunities it has for long-term value creation.” – Ed Breen, Executive Chairman of DuPont

Iff to Merge with DuPont’s

Nutrition & Biosciences Business:

Creating a Category Defining Integrated Solutions Partner for Our Customers

DuPont
Nutrition & Biosciences

Media Contact

IFF
Michael DeVeau
212.708.7164
michael.deveau@iff.com

DuPont
Dan Turner
302-996-8372
daniel.a.turner@dupont.com

Investor Contact

IFF Investor Relations
IFF Corporate IR Website
Michael DeVeau
212.708.7164
michael.deveau@iff.com

DuPont Investor Relations
DuPont Corporate IR Website
Lori Koch
302-999-5631
lori.d.koch@dupont.com

© 2019 by International Flavors & Fragrances Inc.
IFF is a Registered Trademark. All Rights Reserved.

Disclaimer

Home Investors Employees Customers Media SEC Filings Investors The combination of IFF and DuPont’s Nutrition & Biosciences business will deliver significant value creation for shareholders of both companies through a well-established, tax-efficient Reverse Morris Trust structure, meaningful cash EPS accretion and significant revenue and cost synergy potential. We are committed to maintaining an investment grade credit rating, and the combined company will maintain IFF’s existing dividend policy. “The value creation opportunity of this combination is significant as we can better serve our customers, provide greater growth opportunities for our employees and generate strong and attractive financial returns for our shareholders.” – Andreas Fibig, Chairman and CEO of IFF Investor Webcast Announcement Press Release Transaction Fact Sheet View Infographic

Skip to content Main Menu Home Investors Employees Customers Media SEC Filings Employees We intend to bring together two iconic businesses with cultures that combine the best of science and creativity. IFF and DuPont’s Nutrition & Biosciences business have prioritized staying close to the customer – utilizing key market insights, creative and technical expertise and tools to deliver a world-class experience for their customers. As a global leader, we will be an invaluable partner to deliver differentiated, integrated solutions to thousands of customers across a broad range of complementary end markets, including Food & Beverage, Home & Personal Care and Health & Wellness. Together, we will create innovative products and solutions to meet and exceed customers’ expectations. Because of the depth and breadth of our new company, our team will also take advantage of new opportunities to learn, grow and flourish in their careers. Our leading R&D capabilities and best-in-class innovation platform will truly create a differentiated offering, which makes us a stronger innovation partner and powers our customers to meet consumer demand, drive growth and collaborate on new solutions. Our comprehensive offering will enable our customers to develop stronger, next-generation products and launch them more quickly to market. Headquartered in New York, the combined entity will draw upon the best talent from both companies. Our shared dedication to sustainability and implementing our technology and innovation will remain core to the future of our company and further enhance the ability to accelerate the industry’s evolution. As we bring these companies together, we will be focused on cultivating high-performance and purpose-driven cultures led by an executive management team that comprises best-in-class leadership from both IFF and DuPont N&B. Media Contact IFF Michael DeVeau 212.708.7164 michael.deveau@iff.com DuPont Dan Turner 302-996-8372 daniel.a.turner@dupont.com Investor Contact IFF Investor Relations IFF Corporate IR Website Michael DeVeau 212.708.7164 michael.deveau@iff.com DuPont Investor Relations DuPont Corporate IR Website Lori Koch 302-999-5631 lori.d.koch@dupont.com © 2019 by International Flavors & Fragrances Inc. IFF is a Registered Trademark. All Rights Reserved. Disclaimer This site uses cookies. By continuing to browse the site,

Skip to content Combining IFF and DuPont Nutrition & Biosciences Home Investors Employees Customers Media SEC Filings Customers Together, IFF and DuPont’s Nutrition & Biosciences business will be one of a few industry players with the broadest technology portfolio across Taste, Texture, Scent, Nutrition, Enzymes, Cultures, Soy Proteins and Probiotics categories. We will be an indispensable partner to global customer base of both multinationals and smaller customers, with the flexibility to adapt to emerging trends and products and meet evolving consumer demand for natural and “better for you” products. IFF and DuPont N&B will boast leading R&D capabilities and a best-in-class innovation platform that will power our customers to meet consumer demand, drive growth and collaborate on new solutions. We are committed to our continued partnership with our customers to develop stronger products and increase speed-to-market.

Differentiated Integrated Solutions to Meet Consumer Demand Complementary reach to shared end markets Infographic: Combining IFF and DuPont N&B unique capabilities into Cold Water Laundry Detergent (Enzymes, Fragrances, Microbial Control & Encapsulation) Infographic: Combining IFF and DuPont N&B unique capabilities into a Vegan Burger (Flavors, Taste Modulation, Texturants, etc.) IFF Logo DuPont Nutrition & Biosciences Logo Media Contact IFF Michael DeVeau 212.708.7164 michael.deveau@iff.com DuPont Dan Turner 302-996-8372 daniel.a.turner@dupont.com Investor Contact IFF Investor Relations IFF Corporate IR Website Michael DeVeau 212.708.7164 michael.deveau@iff.com DuPont Investor Relations DuPont Corporate IR Website Lori Koch 302-999-5631 lori.d.koch@dupont.com © 2019 by International Flavors & Fragrances Inc. IFF is a Registered Trademark. All Rights Reserved. Disclaimer desktop This site uses cookies. By continuing to browse the site, you agree to our use of cookies. Agree

Skip to content Combining IFF and DuPont Nutrition & Biosciences Home Investors Employees Customers Media SEC Filings Media Press Release Fact Sheet Infographic Media Contacts IFF Michael DeVeau 212.708.7164 michael.deveau@iff.com DuPont Dan Turner 302-996-8372 daniel.a.turner@dupont.com IFF Logo DuPont Nutrition & Biosciences Logo Media Contact IFF Michael DeVeau 212.708.7164 michael.deveau@iff.com DuPont Dan Turner 302-996-8372 daniel.a.turner@dupont.com Investor Contact IFF Investor Relations IFF Corporate IR Website Michael DeVeau 212.708.7164 michael.deveau@iff.com DuPont Investor Relations DuPont Corporate IR Website Lori Koch 302-999-5631 lori.d.koch@dupont.com © 2019 by International Flavors & Fragrances Inc. IFF is a Registered Trademark. All Rights Reserved. Disclaimer desktop This site uses cookies. By continuing to browse the site, you agree to our use of cookies.Agree

Skip to content Combining IFF and DuPont Nutrition & Biosciences Home Investors Employees Customers Media SEC Filings SEC Filings RSS IFF 10-Q—Quarterly report [Sections 13 or 15(d)] 8-K—Current report 8-K—Current report 8-K—Current report 10-Q—Quarterly report [Sections 13 or 15(d)] 8-K—Current report 11-K—Annual report of employee stock purchase, savings and similar plans 8-K—Current report S-3ASR—Automatic shelf registration statement of securities of well-known seasoned issuers 10-Q—Quarterly report [Sections 13 or 15(d)] RSS DuPont 10-Q—Quarterly report [Sections 13 or 15(d)] 8-K—Current report 8-K—Current report 10-Q—Quarterly report [Sections 13 or 15(d)] 8-K—Current report 8-K—Current report 8-K—Current report 8-K—Current report S-8—Securities to be offered to employees in employee benefit plans 11-K—Annual report of employee stock purchase, savings and similar plans IFF Logo DuPont Nutrition & Biosciences Logo Media Contact IFF Michael DeVeau 212.708.7164 michael.deveau@iff.com DuPont Dan Turner 302-996-8372 daniel.a.turner@dupont.com Investor Contact IFF Investor Relations IFF Corporate IR Website Michael DeVeau 212.708.7164 michael.deveau@iff.com DuPont Investor Relations DuPont Corporate IR Website Lori Koch 302-999-5631 lori.d.koch@dupont.com © 2019 by International Flavors & Fragrances Inc. IFF is a Registered Trademark. All Rights Reserved. Disclaimer desktop This site uses cookies. By continuing to browse the site, you agree to our use of cookies. Agree

Exhibit 99.13

IFFERS TOOLS & RESOURCES WORKING HERE SPACES WHAT'S HAPPENING

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IFF AND DUPONT'S NUTRITION & BIOSCIENCE BUSINESS ARE COMBINING

Published:Today Last Updated:Today Page Analytics

Authored By Michael DeVeau

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PRESS RELEASE

TRANSACTION MICROSITE

FAQS BELOW:

What does this transaction mean for me? What does this combined company offer us?

- For now, it remains business as usual until the close of the transaction, which is expected to occur at the end of the first quarter of 2021.
- The combined company's proven and experienced industry leadership team combines the best from both IFF and Nutrition & Biosciences, while the combination's integrated workforces have the potential to unlock growth and exciting innovation potential.
- This transaction will also allow employees of both companies to have access to new and more exciting opportunities for personal and professional growth.
- Together, the company will build on IFF's and Nutrition & Biosciences' shared legacy and storied history, with an improved ability to attract, develop, retain and reward the industry's top talent.
- We will continue to keep you updated on our progress towards integration and on any changes.

How compatible are these two cultures? What will the culture of the combined company look like?

- IFF and Nutrition & Biosciences both share long and successful histories of innovation and cultures of excellence that integrate science and creativity.
- The combined company will bring the best of both organizations' experienced leaders with clear views of the company's potential, and each company brings ample

IFF RECOMMENDS

01 SECURING THE FUTURE OF COMPUTING AT IFF

02 NON-ROUTINE TRANSACTION POLICY

03 RELATED PERSON TRANSACTION POLICY

experience integrating large organizations.

- IFF and Nutrition & Biosciences expect to continue IFF's industry-defining sustainability commitments. At the forefront of this is the purpose: to redefine how we live in and care for our world's resources.

What will happen to our leadership team?

- For now, it remains business as usual until the close of the transaction, which is expected to occur at the end of the first quarter of 2021.
- Andreas Fibig will continue to be the Chairman of the Board and an IFF appointee. He will also continue as Chief Executive Officer of the combined company.
- Headquarters will also be located in New York.
- Upon closing, the combined company's Board of Directors include significant representation from IFF and DuPont.
- DuPont Executive Chairman, Ed Breen, will join the board of the combined company as a DuPont appointee.
- Additionally, IFF and DuPont N&B will form an Integration Office to manage the integration of their organizations, which will be comprised of leaders from both companies.

How is DuPont a good fit for us? How do they work exactly?

- Our cultures are both driven by an unwavering commitment to our customers, a pledge we have each built and strengthened over our respective more than 100-year histories.
- Like IFF, staying close to the customer and utilizing key market insights, technical expertise and tools has enabled DuPont N&B to deliver a world-class experience to its customers.

How will the workforces be combined?

- Successful integration is one of our top priorities as we look toward operating as a combined company following the close of the transaction, which is expected to occur at the end of the first quarter of 2021.
- The combined company will include the best talent from both organizations, with clear views of the company's potential, and several experienced DuPont directors will join the IFF Board, including DuPont Executive Chairman Ed Breen.
- Additionally, IFF and DuPont N&B will form an Integration Office to manage the integration of their organizations, which will be comprised of leaders from both companies.

Are there redundancies that will result in layoffs? Will offices be consolidating or closing?

- For now, it remains business as usual until the close of the transaction, which is expected to occur at the end of the first quarter of 2021.
- We will continue to keep you updated on our progress toward integration and on any changes.

How will the two companies be integrated? Who's planning the integration process? Is it a different or the same team as last time?

- Successful integration is one of our top priorities as we look toward operating as a combined company following the close of the transaction, which is expected to occur at the end of the first quarter of 2021.
- IFF and DuPont N&B both share long and successful histories of innovation and cultures of excellence that integrate science and creativity.

- The combined company will include the best talent from both organizations, with clear views of the company's potential, and several experienced DuPont directors will join the IFF Board, including DuPont Executive Chairman Ed Breen.
- Additionally, IFF and Nutrition & Biosciences will form an Integration Office to manage the integration of their organizations, which will be comprised of leaders from both companies.

What talent, skill and know-how do DuPont employees offer that we don't have?

- IFF and Nutrition & Biosciences both share long and successful histories of innovation and cultures of excellence that integrate science and creativity, and we look forward to collaborating with the Nutrition & Biosciences team to better support our customers.
- The combined company will bring the best of both organizations' experienced leaders, and several experienced DuPont directors will join the IFF Board, including Executive Chairman Ed Breen.

Will our sustainability commitments be affected as a result of the integration of DuPont? Does DuPont have its own sustainability standards and if so, how do they compare to IFF's?

- IFF and DuPont N&B expect to continue IFF's industry defining sustainability commitments. At the forefront of this is the purpose: to redefine how we live in and care for our world's resources.

What should I tell customers? Will they be negatively affected like in the last deal? How can we be sure?

- It remains business as usual until the close of the transaction, which is expected to occur at the end of the first quarter of 2021. For now, nothing changes, and any changes will be communicated well in advance.

- But you can tell customers that both businesses are consumer-driven organizations and that this combination will position us to serve our customers as an even better innovation and creative partner with the differentiated solutions they demand.

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the "Securities Act"). In connection with the proposed combination of Nutrition & Biosciences, Inc. ("N&Bco"), a wholly owned subsidiary of DuPont de Nemours, Inc. ("DuPont"), and International Flavors & Fragrances Inc. ("IFF"), which will immediately follow the proposed separation of N&Bco from DuPont (the "proposed transaction"), N&Bco and IFF intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, N&Bco expects to file a registration statement in connection with its separation from DuPont. INVESTORS

AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&BCO AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) will also be available free of charge on IFF's website at https://ir.iff.com/ or on DuPont's website at https://www.investors.dupont.com/investors/dupont-investors/default.aspx.

Cautionary Note on Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "see," "will," "would," "target," similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding DuPont's, IFF's and N&Bco's future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties' ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, approval of IFF's shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&Bco, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company ("Historical EID") in connection with the distribution of Corteva Inc. on June 1, 2019 (the "Corteva Distribution"), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont's distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the "Previous Distributions"), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&Bco being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&Bco, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the separation prior to the closing of the transactions could cause an adjustment to the exchange ratio, (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont's and/or IFF's common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF's common stock, (23) risks relating to IFF's ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, including expenses incurred with respect to the investigations, the cost of any remedial measures or compliance programs arising out of the investigations, legal proceedings or government investigations that may arise relating to the subject of IFF's investigations, and the outcome of any such legal or government investigations, such as the imposition of fines, penalties, orders, or injunctions, (24) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, including with respect to IFF's ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (25) the impact of the outcome of legal claims, regulatory investigations and litigation, including any that may arise out of IFF's ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (26) the ability of N&Bco or IFF to retain and hire key personnel, (27) the risk that N&Bco, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (28) the risk that N&Bco and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (29) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, and (30) other risks to DuPont's, N&Bco's and IFF's business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could result in a significant operational event for DuPont, N&Bco or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont's, N&Bco's or IFF's intellectual property rights; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management's response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy on Form S-4 to be filed by IFF and the registration statement on Form 10 to be filed by N&Bco. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Further lists and descriptions of risks and uncertainties can be found in each of IFF's and DuPont's Form 10-Q for the period ended September 30, 2019 and each of IFF's and DuPont's respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in any registration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of IFF or N&Bco would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF's, DuPont's or N&Bco's consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&Bco assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation This communication is not a solicitation of a proxy from any investor or security holder. Howeve1; DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 11, 2019 and its definitive proxy statement filed with the SEC on May 1, 2019. Information about the directors and executive officers of IFF may be found in its definitive proxy statement h”/ed with the SEC on March 18, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available. 0 Does this page require a review? Click the link be!ow to inform the author. ~QQrt Content To Author COMMENT ON THIS PAGE Write a comment ...

Exhibit 99.14

Exhibit 99.13 Announcement - Decen https://corpcommunications.us.newsweaver.com IFF and DuPont’s Nutrition & Biosciences Business are Combining December 2019 (Above: Ed Breen. Executive Chairman of DuPont, and Andreas FiBIGI Dear Colleague I am excited to announce that we have agreed to merge with DuPont’s Nutrition & Biosciences business, a world leader in food science and biotechnology. This combination will position the new IFF to become a new global integrated solutions leader across consumer-oriented end markets. I’ve previously shared with you my vision to be #1 in our space and this combination is a significant step toward achieving that goal. With DuPont Nutrition & Biosciences, the new IFF will have an enhanced ability to deliver full-scale solutions to thousands of customers across a broad range of end markets, including Food & Beverage, Home & Personal Care and Health & Wellness Our collective portfolio of products will be the most complete and well-balanced in our industry, and we will have #1 or #2 positions across numerous attractive ingredient categories, including Taste, Scent, Nutrition, Enzymes, Cultures, Soy Proteins and Probiotics. Powered by leading R&D capabilities and the broadest technology portfolio, we will combine the best of science and creativity. We will be ideally equipped to deliver differentiated solutions to respond to customer demands and increasing consumer preferences for natural, healthier and “better for you” products. With IFFs leadership in natural solutions and N&B’s leadership in clean label, including cultures, enzymes and plant-based proteins, we will be in a stronger position to lead the industry’s evolution and provide differentiated innovation to customers. This combination will give us a powerful competitive advantage and provide our business and all of our employees with a new pathway for long-term growth Here are just two examples of the incredible opportunity ahead of us with this combination. Today. IFF provides the flavors, seasonings, taste modulation and natural color for plant- based burgers, while Nutrition & Biosciences provides the texturants, binders and plant- based proteins. In Personal Care, IFF provides the encapsulation delivery system and scent products for detergents, with N&B providing the enzymes for fluidity and stain removal. In each example our combined company will be able to deliver all of these products in one differentiated solution to our customers.

Announcement - Decen https://corpcommunications.us.newsweaver.com Our cultures are both driven by an unwavering commitment to our customers, a pledge vie have each built and strengthened over our respective more than 100-year histories. Like IFF, staying close to the customer and utilizing key market insights, technical expertise and tools has enabled Nutrition & Biosciences to deliver a world-class experience to its customers. Nutrition & Biosciences and IFF are also aligned in our shared dedication to sustainability, which is in line with our commitment to redefine how we live in and care for the resources of our world. Importantly, the combined company will have an executive management team that includes the best talent from both organizations. Each company brings deep experience with integrating large organizations and we will form an Integration Office that will be composed of representatives from both companies. Upon completion of the transaction, I will continue to lead IFF as Chairman and CEO and we will remain headquartered in New York City. For more information on this announcement, please visit our transaction website at www.StrongerlnnovationTogether.com and refer to the press release we issued earlier today as well as a video in which DuPont’s Executive Chairman and I discuss this combination in additional detail. The intranet includes an FAQ that you might find useful. There are still many details to be worked out about how we will combine our two organizations. The parties are targeting closing the transaction by the end of the first quarter of 2021 Until then, we remain independent entities with our own operations and operational goals and vie will communicate additional information as we are able. This is truly a transformative day for IFFs future, and I am incredibly excited about what this combination will mean for us and our customers Once again, we are poised to define our industry with the best of science creativity and R&D. Thank you for your continued hard work and dedication. You are a core reason why this combination is possible and why we are so excited for our future. In times like these. I would like to take a moment to thank your families and those who have supported you along this journey. Here’s to great things ahead Sincerely, Andreas Fibig, Chairman & CEO LiKe (2)

Announcement - Decen https://corpcommunications.us.newsweaver.com Additional Information and Where to Find It This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval. nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1033. as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (N&Bco’), a wholly owned subsidiary of DuPont de Nemours, Inc. (“DuPont’), and International Flavors & Fragrances Inc. (“IFF’), which will immediately follow the proposed separation of N&Bco from DuPont (the “proposed transaction’). N&Bco and IFF intend to file relevant materials with the SEC. including a registration statement on Form S-4 that wiII include a proxy statement/prospectus relating to the proposed transaction. In addition, N&Bco expects to file a registration statement in connection with its separation from DuPont INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS. PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF. N&BCO AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the Proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement prospectus and/or information statement and other- documents (when they are available) will also be available free of charge or IFFs website at https://ir.iff com. or on DuPont’s website at https://www.investors.dupont.conv,investors.,dupont- investors/defauIt.aspx Cautionary Note on Forward-Looking Statements This communication contains “forward-looking statements’ within the meaning of the federal securities Laws, including Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1034. as amended (the ‘Exchange Act”) In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” ‘anticipate,’ ‘intend,’ ‘plan,’ “believe.” ‘seek.’ ‘see,’ “will,” ‘would.’ ‘target,’ similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees. uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding DuPont’s. IFFs and N&Bco s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to. (1) the parties’ ability to meet expectations regarding the timing. completion and accounting and tax treatments of the proposed transaction. (2) changes in relevant tax and other laws. (3) any failure to obtain necessary regulatory approvals, approval of IFFs shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&Bco, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented. (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID’) in connection with the distribution of Corteva Inc. on June 1. 2010 (the ‘Corteva Distribution”). (7) potential liability arising from fraudulent conveyance and similar Laws in connection with DuPont’s distribution of Dow Inc. on April 1,2010 and/or the Corteva Distributions (the ‘Previous Distributions’), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses. (0) uncertainty as to the long-term value of DuPont common stock. (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&Bco being more difficult time consuming or costly than expected. (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&Bco, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as ocher conditional commitments. (17) legislative, regulatory and economic developments. (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the separation prior to the closing of the transactions could cause an adjustment to the exchange ratio. (10) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market once of DuPont’s and/or IFFs common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) risks relating to IFF s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, including expenses incurred with respect to the investigations, the cost of any remedial measures or compliance programs arising out of the investigations, legal proceedings or government investigations that may arise relating to the subject of IFFs investigations, and the outcome of any such legal or government investigations, such as the imposition of fines, penalties, orders, or injunctions. (24) the impact of the failure to comply with U.S. or foreign ant-corruption and anti-bribery laws and regulations, including with respect to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (25) the impact of the outcome of legal claims, regulatory investigations and litigation, including any that may arise out of IFFs ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (26) the ability of N&Bco or IFF to retain and hire key personnel. (27) the risk that N&Bco. as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (28) the risk that N&Bco and IFF will incur significant indebtedness in connection with the

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potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (29) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, and (30) other risks to DuPont's, N&Boo's and IFF's business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could result in a significant operational event for DuPont, N&Boo or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont's, N&Boo's or IFF's intellectual property rights; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management's response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy on Form S-4 to be filed by IFF and the registration statement on Form 10 to be filed by N&Boo. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Further lists and descriptions of risks and uncertainties can be found in each of IFF's and DuPont's Form 10-Q for the period ended September 30, 2019 and each of IFF's and DuPont's respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in any registration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of IFF or N&Boo would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF's, DuPont's or N&Boo's consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&Boo assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 11, 2019 and its definitive proxy statement filed with the SEC on May 1, 2019. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 18, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

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